Exhibit 99.1

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Bank.

Tae Seung Sohn

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number)    02-2002-3000

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

	September 30, 2018 (*)	December 31, 2017 (*)
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	6,004,504	6,908,286
Financial assets at fair value through profit or loss (“FVTPL”) (K-IFRS 1109) (Notes 4, 7, 11, 12, 18 and 26)	5,720,811	—
Financial assets at FVTPL (K-IFRS 1039) (Notes 4, 7, 11, 12, 18 and 26)	—	5,843,077
Financial assets at financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12, and 18)	16,167,617	—
Available-for-sale (“AFS”) financial assets (Notes 4,8,11,12 and 18)	—	15,352,950
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	19,121,604	—
Held to maturity (“HTM”) financial assets (Notes 4, 9, 11, 12 and 18)	—	16,749,296
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 45)	278,684,897	—
Loans and receivables (Notes 4,10,11,12,18 and 45)	—	267,106,204
Investments in joint ventures and associates (Note 13)	341,603	417,051
Investment properties (Note 14)	382,389	371,301
Premises and equipment (Notes 15 and 18)	2,438,294	2,477,545
Intangible assets and goodwill (Note 16)	620,195	518,599
Assets held for sale (Note 17)	6,765	48,624
Current tax assets	15,635	4,722
Deferred tax assets	38,660	280,130
Derivative assets (Held for hedging) (Notes 4,11,12 and 26)	13,716	59,272
Other assets (Notes 19 and 45)	244,946	158,404

Total assets	329,801,636	316,295,461

LIABILITIES
Financial liabilities at FVTPL (K-IFRS 1109) (Notes 4, 11, 12, 20 and 26)	2,222,042	—
Financial liabilities at FVTPL (K-IFRS 1039) (Notes 4, 11, 12, 20 and 26)	—	3,427,909
Deposits due to customers (Notes 4,11,21 and 45)	237,359,059	234,695,084
Borrowings (Notes 4, 11, 12 and 22)	15,862,477	14,784,706
Debentures (Notes 4, 11 and 22)	28,102,679	27,869,651
Provisions (Notes 23, 44 and 45)	385,343	410,470
Net defined benefit liability (Note 24)	112,520	43,264
Current tax liabilities	223,280	232,600
Deferred tax liabilities	18,785	22,681
Derivative liabilities (Held for hedging) (Notes 4,11,12 and 26)	74,107	67,754
Other financial liabilities (Notes 4,11,12, 25 and 45)	23,197,293	13,892,461
Other liabilities (Notes 25 and 45)	332,155	283,981

Total liabilities	307,889,740	295,730,561

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 (CONTINUED)

	September 30, 2018 (*)	December 31, 2017 (*)
	(Korean Won in millions)
EQUITY
Owners’ equity:	21,703,016	20,365,892
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,161,963	3,017,888
Capital surplus (Note 28)	285,887	285,880
Other equity (Note 30)	(2,158,221)	(1,939,274)
Retained earnings (Notes 31 and 32) (Regulatory reserve for credit loss as of September 30, 2018 and December 31, 2017 is 2,578,457 million Won and 2,438,191 million Won, respectively Regulatory reserve for credit loss to be reversed (reserved) as of September 30, 2018 and December 31, 2017 is 199,958 million Won and (-)140,266 million Won, respectively Planned provision reversed (reserved) of regulatory reserve for credit loss as of September 30, 2018 and December 31, 2017 is 199,958 million Won and (-)140,266 million Won, respectively	17,031,995	15,620,006
Non-controlling interests	208,880	199,008

Total equity	21,911,896	20,564,900

Total liabilities and equity	329,801,636	316,295,461

The consolidated interim statements of financial position as of September 30, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative consolidated statements of financial position as of December 31, 2017 were not retrospectively restated accordance with K-IFRS 1109.

See accompanying notes

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

	2018 (*)		2017 (*)
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
	(Korean Won in millions, except per share data)
Interest income	2,476,774	7,120,190	2,187,829	6,377,413
Financial assets at FVTPL (K-IFRS 1109)	14,729	43,266	—	—
Financial assets at FVTOCI	71,951	191,397	—	—
Financial assets at amortized cost	2,390,094	6,885,527	—	—
Financial assets at FVTPL (K-IFRS 1039)	—	—	14,680	41,486
AFS financial assets	—	—	67,021	211,088
HTM financial assets	—	—	77,349	227,022
Loans and receivables	—	—	2,028,779	5,897,817
Interest expense	(1,044,099)	(2,923,041)	(836,273)	(2,475,537)

Net interest income (Notes 34 and 45)	1,432,675	4,197,149	1,351,556	3,901,876
Fees and commissions income	545,086	1,658,092	534,597	1,548,490
Fees and commissions expense	(279,337)	(789,688)	(257,728)	(733,921)

Net fees and commissions income (Notes 35 and 45)	265,749	868,404	276,869	814,569
Dividend Income (Note 36 and 45)	18,333	68,037	48,842	108,287
Net gain(loss) on financial instruments at FVTPL (K-IFRS 1109) (Notes 11, 37 and 45)	(24,437)	92,586	—	—
Net gain (loss) on financial instruments at FVTPL (K-IFRS 1039) (Notes 11, 37 and 45)	—	—	48,773	(97,636)
Net gain on financial assets at FVTOCI (Notes 11 and 38)	886	2,173	—	—
Net gain on AFS financial assets (Notes 11 and 38)	—	—	44,273	148,445
Net gain arising on financial assets at amortized cost	8,732	39,618	—	—
Net gain on disposals of securities at amortized cost	—	431	—	—
Net gain on disposals of loans and other financial assets at amortized cost	8,732	39,187	—	—
Impairment losses due to credit loss (Notes 39 and 45)	(83,855)	(55,417)	(217,259)	(501,022)
General and administrative expenses (Notes 40 and 45)	(818,773)	(2,386,111)	(1,108,625)	(2,647,052)
Other net operating income (expenses) (Notes 40 and 45)	(33,496)	252,910	(126,741)	74,449

Operating income	765,814	2,573,529	317,688	1,801,916
Share of profits(losses) of joint ventures and associates (Note 13)	(471)	(1,933)	69,670	5,392
Net other non-operating income (expenses)	60,445	55,724	(15,720)	(5,722)

Non-operating income(expenses) (Note 41)	59,974	53,791	53,950	(330)

Net income before income tax expense	825,788	2,627,320	371,638	1,801,586
Income tax expense (Note 42)	(221,252)	(706,468)	(88,212)	(409,145)

Net income (Net income after the provision of regulatory reserve for credit loss for the three months ended September 30, 2018 and 2017 are 579,618 million Won and 230,682 million Won, respectively, and net income after the provision of regulatory reserve for credit loss for the nine months ended September 30, 2018 and 2017 are 1,857,724 million Won and 1,289,736 million Won, respectively) (Note 32)	604,536	1,920,852	283,426	1,392,441

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

	2018 (*)		2017 (*)
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
	(Korean Won in millions, except per share data)
Net gain (loss) on valuation of equity securities at FVTOCI	(14,152)	17,276	—	—
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	14	144	—	—
Items out of change in equity method securities due to change in equity of investee that will not be reclassified to profit or loss	(1,456)	—	(278)	(3,365)
Remeasurement gain (loss) related to defined benefit plan	16,304	(43,269)	22,820	13,143

Items that will not be reclassified to profit or loss	710	(25,849)	22,542	9,778
Net gain on valuation of debt securities at FVTOCI	6,033	16,057	—	—
Net loss on valuation of AFS financial assets	—	—	(22,335)	(51,041)
Share of other comprehensive gain of joint ventures and associates	3,922	3,676	3,688	8,282
Net gain (loss) on foreign currency translation for foreign operations	(62,752)	(27,226)	14,488	(54,522)
Net gain (loss) on valuation of cash flow hedge	2,703	(3,510)	279	(1,247)
Net gain (loss) on disposal of assets held for sale	564	(4,145)	—	—

Items that may be reclassified to profit or loss	(49,530)	(15,148)	(3,880)	(98,528)
Other comprehensive income (loss), net of tax	(48,820)	(40,997)	18,662	(88,750)

Total comprehensive income	555,716	1,879,855	302,088	1,303,691

Net income attributable to:
Net income attributable to owners	597,528	1,903,406	280,146	1,378,507
Net income attributable to non-controlling interests	7,008	17,446	3,280	13,934
Total comprehensive income attributable to:
Comprehensive income attributable to owners	553,248	1,868,570	299,649	1,295,391
Comprehensive income attributable to non-controlling interests	2,468	11,285	2,439	8,300
Basic and diluted earnings per share (In Korean Won) (Note 43)	833	2,661	358	1,855

The consolidated interim statements of comprehensive income for the three months and nine months ended September 30, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative consolidated interim statements of comprehensive income for the three months and nine months ended September 30, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

See accompanying notes

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owner’s equity	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2017	3,381,392	3,574,896	286,331	(1,468,025)	14,611,566	20,386,160	159,793	20,545,953
Net income	—	—	—	—	1,378,507	1,378,507	13,934	1,392,441
Dividends to common stocks	—	—	—	—	(336,636)	(336,636)	(1,544)	(338,180)
Capital increase of subsidiaries	—	—	735	—	—	735	(144)	591
Net gain (loss) on valuation of available-for-sale financial assets	—	—	—	(51,480)	—	(51,480)	439	(51,041)
Changes in equity of joint ventures and associates	—	—	—	4,917	—	4,917	—	4,917
Loss on foreign currency translation of foreign operations	—	—	—	(48,506)	—	(48,506)	(6,016)	(54,522)
Loss on valuation of cash flow hedge	—	—	—	(1,247)	—	(1,247)	—	(1,247)
Remeasurement gain (loss) related to defined benefit plan	—	—	—	13,200	—	13,200	(57)	13,143
Dividends to hybrid securities	—	—	—	—	(129,921)	(129,921)	—	(129,921)
Issuance of hybrid securities	—	559,565	—	—	—	559,565	—	559,565
Redemption of hybrid securities	—	(1,116,573)	—	(208,158)	—	(1,324,731)	—	(1,324,731)

September 30, 2017 (*)	3,381,392	3,017,888	287,066	(1,759,299)	15,523,516	20,450,563	166,405	20,616,968

January 1, 2018	3,381,392	3,017,888	285,880	(1,939,274)	15,620,006	20,365,892	199,008	20,564,900
Cumulative effect of change in accounting policy (Note 2)	—	—	—	(392,176)	177,091	(215,085)	723	(214,363)
Adjusted balance, beginning of period	3,381,392	3,017,888	285,880	(2,331,450)	15,797,097	20,150,807	199,731	20,350,538

Net income	—	—	—	—	1,903,406	1,903,406	17,446	1,920,852
Dividends to common stocks	—	—	—	—	(336,636)	(336,636)	(2,118)	(338,754)
Capital decrease of subsidiaries	—	—	7	—	—	7	(18)	(11)
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	—	—	—	144	—	144	—	144
Changes in other comprehensive income due to redemption of financial liabilities designated as at FVTPL	—	—	—	(4)	4	—	—	—
Net gain (loss) on valuation of financial assets at FVTOCI	—	—	—	33,632	—	33,632	(299)	33,333
Changes in other comprehensive income due to disposal of equity securities at FVTOCI	—	—	—	279	(279)	—	—	—
Change in equity method securities due to change in equity of investees’	—	—	—	3,676	(10,649)	(6,973)	—	(6,973)
Loss on foreign currency translation of foreign operations	—	—	—	(21,461)	—	(21,461)	(5,765)	(27,226)
Loss on valuation of cash flow hedge	—	—	—	(3,510)	—	(3,510)	—	(3,510)
Remeasurement loss related to defined benefit plan	—	—	—	(43,172)	—	(43,172)	(97)	(43,269)
Net loss on disposal of assets held for sale	—	—	—	(4,145)	—	(4,145)	—	(4,145)
Dividends to hybrid securities	—	—	—	—	(112,790)	(112,790)	—	(112,790)
Issuance of hybrid securities	—	398,707	—	—	—	398,707	—	398,707
Redemption of hybrid securities	—	(254,632)	—	(368)	—	(255,000)	—	(255,000)
Appropriation of retained earnings	—	—	—	208,158	(208,158)	—	—	—

September 30, 2018 (*)	3,381,392	3,161,963	285,887	(2,158,221)	17,031,995	21,703,016	208,880	21,911,896

The consolidated interim statements of changes in equity for the nine months ended September 30, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative consolidated interim statements of changes in equity for the nine months ended September 30, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

See accompanying notes

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017

	For the nine months ended September 30
	2018 (*)	2017 (*)
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,920,852	1,392,441
Adjustments to net income:
Income tax expense	706,468	409,145
Interest income	(7,120,190)	(6,377,413)
Interest expense	2,923,041	2,475,537
Dividend income	(68,037)	(108,287)

	(3,558,718)	(3,601,018)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	55,417	501,022
Loss on financial assets at FVTOCI	754	—
Share of losses of investments in joint ventures and associates	20,272	74,171
Loss on disposal of investments in joint ventures and associates	2,931	38,701
Loss on transaction and valuation of derivatives (hedging)	78,200	39,768
Loss on hedged items (fair value hedge)	—	6,856
Loss on provision	62,294	52,391
Retirement benefits	107,399	107,430
Depreciation and amortization	199,181	179,085
Loss on disposal of premises and equipment and other assets	967	8,574
Impairment loss on premises and equipment and other assets	36	269

	527,451	1,008,267

Deductions of income not involving cash inflows:
Gain on valuation of financial assets at FVTPL (K-IFRS 1109)	117,512	—
Gain on valuation of financial instruments at FVTPL (K-IFRS 1039)	—	65,764
Gain on redemption of debentures	1,597	—
Gain on financial assets at FVTOCI	2,927	—
Gain on AFS financial assets	—	148,445
Gain on disposal of securities at amortized cost	431	—
Share of profits of investments in joint ventures and associates	18,339	79,563
Gain on disposal of investments in joint ventures and associates	49,767	33,194
Gain on transaction and valuation of derivatives (Held for hedging)	24,134	7,695
Gain on hedged items (fair value hedge)	83,531	25,055
Gain on provisions	1,718	2,000
Gain on disposal of premises and equipment and other assets	29,996	4,895
Reversal of impairment loss on premises and equipment and other assets	761	604

	330,713	367,215

Changes in operating assets and liabilities:
Financial assets at FVTPL (K-IFRS 1109)	745,482	—
Financial assets at FVTPL (K-IFRS 1039)	—	(232,152)
Loans and other financial assets at amortized cost	(12,054,546)	—
Loans and receivables	—	(10,076,492)
Other assets	(46,475)	(86,535)
Deposits due to customers	2,664,028	5,326,478
Provisions	(44,945)	(98,616)
Net defined benefit liability	(97,823)	(19,952)
Other financial liabilities	9,117,584	1,644,842
Other liabilities	64,487	14,749

	347,792	(3,527,678)

Cash received from (paid for) operating activities:
Interest income received	7,026,679	6,445,201
Interest expense paid	(2,655,693)	(2,535,668)
Dividends received	68,250	110,855
Income tax paid	(413,899)	(328,793)
Net cash provided by (used in) operating activities	2,932,001	(1,403,608)

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017 (CONTINUED)

	For the nine months ended September 30
	2018 (*)	2017 (*)
	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of financial assets at FVTPL (K-IFRS 1109)	8,209,468	—
Disposal of financial assets at FVTOCI	6,746,297	—
Disposal of AFS financial assets	—	18,991,381
Redemption of securities at amortized cost	7,077,432	—
Redemption of HTM financial assets	—	6,851,014
Disposal of investments in joint ventures and associates	56,556	78,204
Disposal of investment properties	3,483	356
Disposal of premises and equipment	314	6,425
Disposal of intangible assets	4,758	998
Disposal of assets held for sale	69,794	6,832

	22,168,102	25,935,210

Cash out-flows from investing activities:
Net cash in-flows of business combination	70,905	—
Acquisition of financial assets at FVTPL (K-IFRS 1109)	8,447,712	—
Acquisition of financial assets at FVTOCI	8,912,434	—
Acquisition of AFS financial assets	—	15,777,632
Acquisition of securities at amortized cost	9,460,686	—
Acquisition of HTM financial assets	—	9,280,802
Acquisition of investments in joint ventures and associates	32,557	137,411
Acquisition of investment properties	10,225	5,080
Acquisition of premises and equipment	67,458	133,728
Acquisition of intangible assets	159,961	168,676

	27,161,938	25,503,329

Net cash provided by(used in) investing activities	(4,993,836)	431,881

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	7,621,283	9,856,662
Issuance of debentures	15,824,515	14,556,550
Issuance of hybrid securities	398,707	559,565
Capital increase of subsidiaries	—	635

	23,844,505	24,973,412

Cash out-flows from financing activities:
Repayment of borrowings	6,452,223	12,308,155
Repayment of debentures	15,753,950	10,581,681
Redemption of hybrid securities	255,000	1,323,400
Payment of dividends to common stocks	336,636	336,636
Dividends paid on hybrid securities	112,790	131,423
Dividends paid on non-controlling interests	2,118	1,544

	22,912,717	24,682,839

Net cash provided by financing activities	931,788	290,573

Net decrease in cash and cash equivalents	(1,130,047)	(681,154)
Cash and cash equivalents, beginning of the period	6,908,286	7,591,324
Effects of exchange rate changes on cash and cash equivalents	226,265	(97,681)

Cash and cash equivalents, end of the period (Note 6)	6,004,504	6,812,489

The consolidated interim statements of cash flows for the nine months ended September 30, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative consolidated interim statements of cash flows for the nine months ended September 30, 2017 was not retrospectively restated to apply K-IFRS 1109.

See accompanying notes

WOORI BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND FOR THE THREE MONTHS AND THE NINE MONTHS

ENDED SEPTEMBER 30, 2018 AND 2017

1.	GENERAL

(1)	Summary of the parent company

Woori Bank (hereinafter referred to the “Bank”), which is a controlling entity in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1110 – Consolidated Financial Statements, was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act.

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger (the “Merger”) with and into the Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, were reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. Since then, there have been no change in numbers of issued shares. As a result, as of September 30, 2018, the common stock of the Bank amounts to 3,381,392 million Korean Won.

During the year ended December 31, 2016, the Korea Deposit Insurance Corporation (“KDIC”), the majority shareholder of the Bank, sold its 187 million shares in the Bank in accordance with the contract of “Disposal of Woori Bank’s shares to Oligopolistic Shareholders”. In addition to the sale, during the year ended December 31, 2017, KDIC sold additional 33 million shares. As of September 30, 2018 and December 31, 2017, KDIC held 125 million shares (18.43% ownership interest), of the Bank’s shares issued.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange. As Woori Finance Holdings Co., Ltd. was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on the Korea Exchange and the New York Stock Exchange.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd., and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

The headquarters of the Bank is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 878 branches and offices in Korea, and 23 branches and offices overseas as of September 30, 2018.

(2)	The consolidated financial statements for Woori Bank and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)		Location	Financial statements as of (2018)
Subsidiaries	Main business	September 30, 2018	December 31, 2017
Woori Bank:
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	September 30
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	September 30
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori Investment Bank Co., Ltd.	Other credit finance business	59.8	59.8	Korea	September 30
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	September 30
Woori America Bank	Finance	100.0	100.0	U.S.A.	September 30
Woori Global Markets Asia Limited	”	100.0	100.0	Hong Kong	September 30
Woori Bank China Limited	”	100.0	100.0	China	September 30
AO Woori Bank	”	100.0	100.0	Russia	September 30
PT Bank Woori Saudara Indonesia 1906 Tbk	”	79.9	79.9	Indonesia	September 30
Banco Woori Bank do Brasil S.A.	”	100.0	100.0	Brazil	September 30
Korea BTL Infrastructure Fund	”	99.9	99.9	Korea	September 30
Woori Fund Service Co., Ltd.	”	100.0	100.0	Korea	September 30
Woori Finance Cambodia PLC.	”	100.0	100.0	Cambodia	September 30
Woori Finance Myanmar Co., Ltd.	”	100.0	100.0	Myanmar	September 30
Wealth Development Bank	”	51.0	51.0	Philippines	September 30
Woori Bank Vietnam Limited	”	100.0	100.0	Vietnam	September 30
WB Finance Co., Ltd.	”	100.0	—	Cambodia	September 30
Kumho Trust First Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	September 30
Asiana Saigon Inc. (*1)	”	0.0	0.0	Korea	September 30
Consus Eighth Co., LLC (*1)	”	0.0	0.0	Korea	September 30
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*1)	”	15.0	15.0	Korea	September 30
Hermes STX Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
BWL First Co., LLC (*1)	”	0.0	0.0	Korea	September 30
Deogi Dream Fourth Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Jeonju Iwon Ltd. (*1)	”	0.0	0.0	Korea	September 30
Wonju I one Inc. (*1)	”	0.0	0.0	Korea	September 30
Heitz Third Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Woorihansoop 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Electric Cable First Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Woori International First Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Woori HJ First Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Woori WEBST 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Wibihansoop 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Uri QS 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Uri Display 1st Co., Ltd.(*1)	”	0.0	0.0	Korea	September 30
Tiger Eyes 2nd Co., Ltd.(*1)	”	0.0	0.0	Korea	September 30
Woori Serveone 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Uri Display 2nd Co., Ltd. (*1)	”	0.0	—	Korea	September 30
Woori the Colony Unjung Securitization Specialty Co., Ltd. (*1)	”	0.0	—	Korea	September 30
Woori Dream 1st Co., Ltd. (*1)	”	0.0	—	Korea	September 30
Woori HS 1st Co., Ltd. (*1)	”	0.0	—	Korea	September 30
Woori HJ Second Co., Ltd.(* 1)	”	0.0	—	Korea	September 30
Woori Sinnonhyeon 1st Inc. (*1)	”	0.0	—	Korea	September 30
Woori K 1st Co., Ltd. (*1)	”	0.0	—	Korea	September 30
Uri S 1st Co., Ltd. (*1)	”	0.0	—	Korea	September 30
Smart Casting Inc. (*1)	”	0.0	—	Korea	September 30
HeungkukWoori Tech Company Private Placement Investment Trust No. 1 and 3 beneficiary certificates (*2)	Securities investment and others	—	—	Korea	September 30
Principle Guaranteed Trust (*3)	Trust	0.0	0.0	Korea	September 30

		Percentage of ownership (%)		Location	Financial statements as of (2018)
Subsidiaries	Main business	September 30, 2018	December 31, 2017
Principle and Interest Guaranteed Trust (*3)	”	0.0	0.0	Korea	September 30
Woori Investment Bank:
Dongwoo First Securitization Specialty Co., Ltd. (*1)	Asset securitization	5.0	5.0	Korea	September 30
Seari First Securitization Specialty Co., Ltd. (*1)	”	5.0	5.0	Korea	September 30
Namjong 1st Securitization Specialty Co., Ltd. (*1)	”	5.0	5.0	Korea	September 30
Bukgeum First Securitization Specialty Co., Ltd. (*1)	”	5.0	5.0	Korea	September 30
Seori Second Securitization Specialty Co., Ltd. (*1)	”	5.0	—	Korea	September 30
Bukgeum Second Securitization Specialty Co., Ltd. (*1)	”	5.0	—	Korea	September 30
Woori Card Co., Ltd.:
TUTU Finance-WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	September 30
Woori Card one of 2017-1 Securitization Specialty Co., Ltd. (*1)	Asset securitization	0.5	0.5	Korea	September 30
Woori Card one of 2017-2 Securitization Specialty Co., Ltd. (*1)	”	0.5	0.5	Korea	September 30

(*1)

The entity was a structured entity for the purpose of asset securitization and was in scope for consolidation. Considering that, the Group 1) had the power over the investee, 2) was exposed, or had rights, to variable returns from its involvement with the investee, and 3) had the ability to use its power to affect its returns.

(*2)

The entity was a structured entity for the purpose of investment in securities and was in scope for consolidation, considering that the Group 1) had the power over the investee, 2) was exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity was a money trust under the Financial Investment Services and Capital Markets Act and was in scope for consolidation. Although the Group was not a majority shareholder, the Group 1) has the power over the investee, 2) was exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(3)

As of September 30, 2018, and December 31, 2017, despite having more than 50% ownership interest, the Group has not consolidated the following companies as the Group does not have the ability to control following subsidiaries:

	As of September 30, 2018
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	58.5
Hana Walmart Real Estate Investment Trust 41-1 (*)	Korea	Securities Investment	77.0
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.7
IGIS Global Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Europe Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0
Heungkuk Global Private Placement Investment Trust No. 1 (*)	Korea	Securities Investment	93.3

(*)

The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Group has no power or control on the structured entities.

	As of December 31, 2017
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
Hana Walmart Real Estate Investment Trust 41-1 (*)	Korea	Securities Investment	90.1
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0

(*)

The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Group has no power or control on the structured entities.

(4)

The summarized financial information before the elimination of intercompany transactions of the subsidiaries whose financial information was prepared under K-IFRS for the Group’s consolidated financial statements is as follows (Unit: Korean Won in millions):

	As of and for the nine months ended September 30, 2018
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS Co., Ltd.	79,640	57,740	199,588	(10,645)	(10,680)
Woori Private Equity Asset Management Co., Ltd.	40,238	1,949	1,317	(1,909)	(1,936)
Woori Finance Research Institute Co., Ltd.	4,575	720	4,168	417	414
Woori Card Co., Ltd.	9,593,273	7,932,529	1,406,754	88,624	85,296
Woori Investment Bank Co., Ltd.	2,667,431	2,348,804	163,244	28,590	28,917
Woori Credit Information Co., Ltd.	34,331	6,159	26,827	1,114	1,049
Woori America Bank	2,216,713	1,917,262	66,713	16,996	27,448
Woori Global Markets Asia Limited	448,882	329,385	12,238	3,461	7,733
Woori Bank China Limited	5,218,846	4,711,178	339,386	15,609	9,749
AO Woori Bank	292,018	241,209	13,956	3,833	(1,686)
PT Bank Woori Saudara Indonesia 1906 Tbk	2,219,505	1,742,356	144,492	29,475	2,051
Banco Woori Bank do Brasil S.A.	137,873	109,182	10,552	1,124	(3,619)
Korea BTL Infrastructure Fund	777,412	299	22,299	19,535	19,535
Woori Fund Service Co., Ltd.	13,767	980	7,449	1,376	1,376
Woori Finance Cambodia PLC.	82,675	61,340	7,769	2,151	2,904
Woori Finance Myanmar Co., Ltd.	18,455	6,567	2,965	(1,510)	(1,042)
Wealth Development Bank	197,519	164,850	9,661	9	(1,571)
Woori Bank Vietnam Limited	1,062,422	833,901	36,120	7,686	8,113
WB Finance Co., Ltd.	250,961	210,165	11,806	307	(14)
Money trust under the FISCM Act (*)	1,578,686	1,548,667	38,366	108	108
Structured entity for the securitization of financial assets	1,388,441	1,806,251	43,186	4,654	(6,269)
Structured entity for the investments in securities	63,028	98	1,434	(1,648)	(2,954)

(*)	FISCM Act: Financial Investment Services and Capital Markets Act

	As of and for the year ended December 31, 2017
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS Co., Ltd.	103,932	71,386	252,460	1,940	(2,963)
Woori Private Equity Asset Management Co., Ltd.	42,894	2,670	7,257	(4,114)	(4,074)
Woori Finance Research Institute Co., Ltd.	3,790	350	4,733	83	64
Woori Card Co., Ltd.	8,605,993	6,973,705	1,771,157	101,214	107,321
Woori Investment Bank Co., Ltd.	1,880,157	1,588,610	183,376	20,023	20,210
Woori Credit Information Co., Ltd.	33,298	6,175	31,580	861	752
Woori America Bank	1,954,301	1,679,248	81,337	11,869	(16,833)
Woori Global Markets Asia Limited	290,226	178,343	11,345	1,922	(12,544)
Woori Bank China Limited	4,960,637	4,458,683	388,913	13,809	(15,252)
AO Woori Bank	201,704	149,101	15,656	4,748	1,217
PT Bank Woori Saudara Indonesia 1906 Tbk	2,230,617	1,745,171	192,485	38,488	(18,689)
Banco Woori Bank do Brasil S.A.	213,889	181,544	20,455	1,843	(2,840)
Korea BTL Infrastructure Fund	786,480	301	30,240	26,390	26,390
Woori Fund Service Co., Ltd.	12,653	1,242	9,021	1,398	1,398
Woori Finance Cambodia PLC.	51,304	32,873	5,895	983	(473)
Woori Finance Myanmar Co., Ltd.	18,236	5,307	2,506	791	15
Wealth Development Bank	191,049	156,808	13,632	1,323	(1,093)
Woori Bank Vietnam Limited	775,758	632,160	29,698	2,436	(15,347)
Money trust under the FISCM Act (*)	1,560,672	1,530,760	44,344	582	582
Structured entity for the securitization of financial assets	867,583	1,275,719	22,730	1,179	(2,800)
Structured entity for the investments in securities	34,939	76	377	(475)	(38,592)

(*)	FISCM Act: Financial Investment Services and Capital Markets Act

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for the securitization of financial assets

The structured entity is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through providing with credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of fund to the structured entity, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or principal only to some of its trust products. Due to the financial guarantees, the Group may be obliged to supplement when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

•

The Group is providing purchase commitment and credit facilities to structured entities that are subsidiaries of the Group. Purchase commitments guarantee the purchase and payment of outstanding commercial papers that were issued but were not repurchased by the structured entities. Credit facilities allow lending of funds to structured entities under certain conditions when there are grounds for discontinuing the issuance of commercial papers, or when structured entities default due to some reasons.

As of September 30, 2018, the Group is providing credit facilities (including ABCP purchase commitments, etc.) amounting to 1,325,904 million Won to aforementioned structured entities.

(6)

The Group has entered into various agreements with structured entities such as asset securitization vehicles, structured finance and investment funds, and monetary funds. Where it is determined in accordance with K-IFRS 1110 that the Group has no controlling power over such structured entities, the entities are not consolidated. The nature of interests, which the Group retains, and the risks, to which the Group is exposed, of the unconsolidated structured entities are as follows:

The interests to unconsolidated structured entities, which the Group retains, are classified to asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of the structured entities.

Asset securitization vehicle issues asset-backed securities and redeems the principal and interest or distributes dividends on asset-backed securities with profits from collecting cash flows or sale of securitized assets. The Group, as a secondary guarantor, provides purchase commitments for its asset-backed securities or guarantees to such asset securitization vehicle and recognizes commission income or interest income related to the commitment or guarantees. Therefore, the Group would be exposed to risks to purchases or pays back asset-backed securities issued by the vehicles when a primary guarantor fails to provide the financing asset securitization vehicles.

Structured finance includes investments in project financing on real estates, social overhead capital (“SOC”), infrastructure and shipping finance. They are formed as special purpose entity by funding through equity investments and loans from various investors. Investment decisions are made by the Group based on business outlook of such projects. In relation to such investments, the Group recognizes interest income on loans, gains or losses on valuation of equity investments or dividend income. The structured finance is secured by additional funding agreement, guarantee or credit facilities. However, the structured financing project would fail to return the capital of equity investments or principal of loans to the Group if it is discontinued or did not achieve business outcome.

Investment funds include trusts and private equity funds. A trust is formed by contributions from various investors, operated by a manager engaged to the trust and distributed proceeds from sales of investments to the investors. A private equity fund is established in order to acquire ownership interests in a portfolio company with exit strategy after implementing financial and operational restructuring of the company. The Group recognizes unrealized gains or losses on change in value of investments in proposition of ownership interests in investments. The Group would be exposed to risks of loss when the value of portfolio investment is decreased.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized in conjunction with the unconsolidated structured entities as of September 30, 2018 and December 31, 2017 are as follows (Unit: Korean Won in millions):

	September 30, 2018
	Asset securitization vehicle	Structured finance	Investment Funds
Total asset of the unconsolidated structured entities	6,104,435	63,390,432	13,331,139
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	2,673,308	2,426,683	1,517,049
Financial assets at FVTPL	231,892	119,212	1,224,681
Financial assets at FVTOCI	286,490	—	—
Financial assets at amortized cost	2,154,481	2,304,510	38,833
Investments in joint ventures and associates	—	—	253,535
Derivative assets (Held for hedging)	445	2,961	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,249	1,678	74
Derivative liabilities (Held for hedging)	251	1,196	—
Other liabilities (including provisions)	998	482	74
The maximum exposure to risks	3,351,031	3,101,647	1,517,049
Investments	2,673,308	2,426,683	1,517,049
Credit facilities	659,723	674,964	—
Other commitments	18,000	—	—
Loss recognized on unconsolidated structured entities	83	10,200	2,531

	December 31, 2017
	Asset securitization vehicle	Structured finance	Investment Funds
Total asset of the unconsolidated structured entities	7,295,601	40,172,830	13,641,135
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	3,215,159	2,314,043	1,138,523
Loans and receivables	43,180	1,969,760	—
Financial assets held for trading	—	233,428	10,160
AFS financial assets	902,390	106,819	904,774
HTM financial assets	2,269,451	—	—
Investments in joint ventures and associates	—	—	223,589
Derivative assets (Held for hedging)	138	4,036	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,433	1,506	—
Derivative liabilities (Held for hedging)	575	968	—
Other liabilities (including provisions)	858	538	—
The maximum exposure to risks	4,032,531	2,918,448	1,138,523
Investments	3,215,159	2,314,043	1,138,523
Credit facilities	817,372	604,405	—
Loss recognized on unconsolidated structured entities	837	3,939	5,993

(7)	Subsidiaries of which non-controlling interests are significant to the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	September 30, 2018	December 31, 2017
Woori Investment Bank	131,447	191,111
PT Bank Woori Saudara Indonesia 1906 Tbk	63,208	64,877
Wealth Development Bank	16,008	16,778

2)	Net income attributable to non-controlling interests

	For the nine months ended September 30, 2018	For the nine months ended September 30, 2017
Woori Investment Bank	11,482	6,520
PT Bank Woori Saudara Indonesia 1906 Tbk	5,931	6,731
Wealth Development Bank	4	653

3)	Dividends to non-controlling interests

	For the nine months ended September 30, 2018	For the nine months ended September 30, 2017
PT Bank Woori Saudara Indonesia 1906 Tbk	2,082	1,513

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	Basis of presentation

The Group’s consolidated interim financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting and K-IFRS 1110, Consolidated Financial Statements. It is necessary to use the annual consolidated financial statements for the year ended December 31, 2017 for understanding of the accompanying interim financial statements.

Unless stated below, the accounting policies applied in preparing the accompanying consolidated interim financial statements have been applied consistently with the annual consolidated financial statements as of and for the year ended December 31, 2017.

1)	The Group has newly adopted the following adoption of K-IFRS that affected the Group’s accounting policies:

•	Adoption of K-IFRS 1109 – Financial instruments (enacted)

The Group applied for the first time as of January 1, 2018, the adoption to K-IFRS 1109 and other standards related to K-IFRS 1109, which introduces new rules: 1) classification and measurement of financial assets and financial liabilities, 2) impairment of financial assets, and 3) hedge accounting.

The Group decided not to restate the prior period figures when applying the Standard for the first time, thus the comparative financial statements presented are not restated.

The main contents of the new accounting standard and the effect on the financial statements of the Group are as follows:

a) Classification and measurement of financial assets and financial liabilities

All financial assets included in the scope of K-IFRS 1109 are subsequently measured at amortized cost or fair value based on the business model for the management of financial assets and the nature of the contractual cash flows.

Debt instruments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods (financial assets at amortized cost).

Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are generally measured at fair value through other comprehensive income (financial assets at fair value through other comprehensive income (“FVTOCI”)).

All other debt instruments and equity instruments are measured at their fair value at the end of subsequent accounting periods (financial assets at fair value through profit or loss (“FVTPL”)).

Notwithstanding the foregoing, the Group may make the following irrevocable choice or designation at the time of initial recognition of financial assets.

The Group may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument within the scope of this Standard that is neither held for trading nor contingent consideration recognized by an acquirer in a business combination to which K-IFRS 1103 applies.

At initial recognition, financial assets at amortized cost or FVTOCI may be irrevocably designated as financial assets at fair value through profit or loss mandatorily measured at fair value if doing so eliminate or significantly reduce a measurement or recognition inconsistency.

As of the date of first adoption of K-IFRS 1109, there are no debt instruments classified either as financial assets at amortized cost or FVTOCI that are designated as financial assets at fair value through profit or loss.

When debt instruments measured at FVTOCI are derecognized, the cumulative gain or loss recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment. On the other hand, for equity instruments designated as financial assets at fair value through other comprehensive income, cumulative gains or losses previously recognized in other comprehensive income are not subsequently reclassified to profit or loss. Debt instruments measured subsequently at amortized cost or fair value through other comprehensive income are subject to impairment provisions.

The classification and measurement of financial assets and financial liabilities in accordance with K-IFRS 1109 and K-IFRS 1039 as of January 1, 2018 are as follows (Unit: Korean Won in millions):

	Classification according to K-IFRS 1039	Classification according to K-IFRS 1109	Classification according to K-IFRS 1039	Reclassificati- on	Remeasure- ment	Classification according to K-IFRS 1109
Deposit	Loans and receivables	Loan and other financial assets at amortized cost	8,870,835	—	—	8,870,835
Deposit	Financial assets at FVTPL	Financial assets at FVTPL	25,972	—	—	25,972
Debt securities	Financial assets at FVTPL	Financial assets at FVTPL(*)	2,654,027	—	—	2,654,027
Equity securities	Financial assets at FVTPL	Financial assets at FVTPL(*)	47,304	—	—	47,304
Derivatives	Financial assets at FVTPL	Financial assets at FVTPL(*)	3,115,775	(2,137)	—	3,113,638
Equity securities	AFS financial assets	Financial assets at FVTPL(*)	1,273,498	1,219	—	1,274,717
Equity securities	AFS financial assets	Financial assets at FVTOCI	850,207	—	—	850,207
Debt securities	AFS financial assets	Financial assets at FVTPL	46,855	—	—	46,855
Debt securities	AFS financial assets	Financial assets at FVTOCI	12,874,209	—	—	12,874,209
Debt securities	AFS financial assets	Securities at amortized cost	308,181	—	14,119	322,300
Debt securities	HTM financial assets	Securities at amortized cost	16,749,296	—	—	16,749,296
Loans	Loans and receivables	Financial assets at FVTPL (*)	279,032	918	50	280,000
Loans	Loans and receivables	Loan and other financial assets at amortized cost	253,014,491	—	—	253,014,491
Derivatives assets	Derivatives assets	Derivatives assets (Held for hedging)	59,272	—	—	59,272
Other financial assets	Loans and receivables	Loan and other financial assets at amortized cost	6,772,088	—	—	6,772,088

	Total financial assets		306,941,042	—	14,169	306,955,211

(*)

Under K-IFRS 1039, the embedded derivatives out of hybrid financial instruments are accounted for as derivatives assets or liabilities if the criteria for separation of the embedded derivative are met and the rest of host contracts in those instruments are recorded as available-for-sale financial assets or loans and receivables respectively. Since K-IFRS 1109 requires financial instruments be accounted for based on the terms of the entire financial instruments, the hybrid financial assets are revalued and recorded as financial assets at fair value through profit or loss.

	Classification according to K-IFRS 1039	Classification according to K-IFRS 1109	Classification according to K-IFRS 1039	Reclassifica- tion	Remeasure- ment	Classification according to K-IFRS 1109
Deposit due to customers	Financial liabilities at FVTPL	Financial liabilities at FVTPL	25,964	—	—	25,964
Deposit due to customers	Financial liabilities at amortized cost	Financial liabilities at amortized cost	234,695,084	—	—	234,695,084
Borrowings	Financial liabilities at amortized cost	Financial liabilities at amortized cost	14,784,706	—	—	14,784,706
Debentures	Financial liabilities at FVTPL	Financial liabilities at FVTPL	91,739	—	—	91,739
Debentures	Financial liabilities at amortized cost	Financial liabilities at amortized cost	27,869,651	—	—	27,869,651
Equity-linked securities	Financial liabilities at FVTPL	Financial liabilities at FVTPL	160,057	—	—	160,057
Derivatives liabilities	Financial liabilities at FVTPL	Financial liabilities at FVTPL	3,150,149	—	—	3,150,149
Derivatives liabilities	Derivatives liabilities	Derivatives liabilities (Held for hedging)	67,754	—	—	67,754
Other financial liabilities	Financial liabilities at amortized cost	Financial liabilities at amortized cost	13,892,461	—	—	13,892,461
Provision for financial guarantee	Provision for financial guarantee	Financial liabilities at amortized cost	71,697	—	—	71,697

	Total financial liabilities		294,809,262	—	—	294,809,262

At the date of the initial application of K-IFRS 1109, there were no financial assets or liabilities measured at FVTPL that were reclassified to FVTOCI or amortized cost category.

As of the date of first adoption of K-IFRS 1109, the amount of valuation gain or loss and fair value of financial assets that would have been recognized in the book, had the entity decided not to reclassify financial assets at FVTPL or FVTOCI that has been reclassified into financial assets at amortized cost, is as follows: (Unit: Korean Won in millions)

Account subject	Category before the adoption of K-IFRS 1109	Amount of valuation gain/ loss had it not been reclassified	Fair value
Debt securities	AFS securities	(163)	300,058

b) Impairment of financial assets

The impairment model under K-IFRS 1109 reflects expected credit losses, as opposed to incurred credit losses under K-IFRS 1039. Under the impairment approach in K-IFRS 1109, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, the Group accounts for expected credit losses and changes in those expected credit losses. The amount of expected credit losses should be updated at each reporting date to reflect changes in credit risk since initial recognition.

The Group is required to recognize the expected credit losses for financial instruments measured at amortized cost or FVTOCI, and loan commitments and financial guarantee contracts that are subject to the impairment provisions of K-IFRS 1109. In particular, when the credit risk of the financial instruments are significantly increased after initial recognition, or when the credit quality of the financial instruments are already impaired at acquisition, the loss allowance is measured as the expected credit loss for the whole life of the financial assets. If the credit risk of a financial instruments does not increase significantly after initial recognition (excluding purchased or originated credit-impaired loans—for financial assets already impaired at initial recognition), the Group measures the loss allowance on the financial instruments at the amount equivalent to the expected 12-month credit loss.

Management determined the credit risk at the date of initial recognition of the financial instrument in accordance with K-IFRS 1109 and provided a reasonable and supportive measure that can be used without undue cost or effort in comparison with the credit risk of the initial application date (January 1, 2018) the Group used information that could be used to assess the impairment of the Group’s financial assets, lending arrangements and financial guarantees at the date of initial application. As of January 1, 2018, the evaluation results are as follows (Unit: Korean Won in millions):

	Classification according to K-IFRS 1039	Classification according to K-IFRS 1109	Loss allowance per K-IFRS 1039(A)	Loss allowance per K-IFRS 1109 (B)	Increases (B-A)
Deposit	Loans and receivables	Loans and other financial assets at amortized cost	2,458	3,092	634
Debt securities
AFS debt securities	AFS financial assets	Financial assets at FVTOCI	—	4,236	4,236
HTM securities	HTM financial assets	Securities at amortized cost	—	5,078	5,078
Loans and other financial assets	Loans and receivables	Loans and other financial assets at amortized cost	1,827,785	2,076,873	249,088
Payment guarantee			183,247	192,924	9,677
Loan commitment			66,115	104,985	38,870

	Total		2,079,605	2,387,188	307,583

c) Classification and measurement of financial liabilities

One of the major changes related to the classification and measurement of financial liabilities as a result of the adoption of K-IFRS 1109 is the change in the fair value of financial liabilities designated at fair value through profit or loss due to the changes in issuer’s own credit risk. The Group recognizes the effect of changes in the credit risk of financial liabilities designated as at FVTOCI in other comprehensive income, except for cases where it causes or disproves accounting mismatch of the profit or loss. Changes in fair value due to credit risk of financial liabilities are not subsequently reclassified to profit or loss, but are reclassified as retained earnings when financial liabilities are eliminated.

In accordance with K-IFRS 1039, the entire of changes in fair value of financial liabilities designated as at FVTPL are recognized in profit or loss. As of January 1, 2018, the Group designated 251,796 million Korean Won of FVTPL out of 294,813,795 million of financial liabilities, and recognized 133 million Korean Won as accumulated other comprehensive loss in relation to the changes in credit risk of financial liabilities.

d) Hedge accounting

The new hedge accounting model maintains three types of hedge accounting. However, it is introduced more flexibility in the types of transactions that are eligible for hedge accounting and is expanded the types of hedging instruments and non-financial hedge items that qualify for hedge accounting. As a whole, it has been amended and replaced by the principle of “economic relationship” between the hedged item and the hedging instrument. Retrospective assessment of the hedging effectiveness is no longer required. Additional disclosure requirements have been introduced in relation to the Group’s risk management activities.

In accordance with the transitional provisions of K-IFRS 1109 on hedge accounting, the Group adopted the hedge accounting provisions of K-IFRS 1109 prospectively from January 1, 2018. As of the date of initial application, the Group has considered that the hedging relationship in accordance with K-IFRS 1039 is appropriate for hedge accounting under K-IFRS 1109, thus the hedging relationship is considered to exist continually. Since the major conditions for hedging instruments and the hedged items are consistent, all hedging relationships are consistent with the effectiveness assessment requirements of K-IFRS 1109. The Group has not designated a hedging relationship in accordance with K-IFRS 1109 in which the hedge relationship would not have met the requirements for hedge accounting under K-IFRS 1039.

Consistent with prior periods, the Group continues to designate fair value changes in interest rate swaps as hedging instruments in the fair value hedge relationship.

e) Effect on equity as a result of adoption of K-IFRS 1109

The effect on equity due to the adoption of K-IFRS 1109 as of January 1, 2018 is as follows (Unit: Korean Won in millions):

•	Impact on accumulated other comprehensive loss as result of financial assets at FVTOCI, etc.

Amount
Beginning balance (prior to K-IFRS 1109)	(89,724)
Adjustments	(392,176)
Reclassification of available-for-sale financial assets to financial assets at Amortized cost	494
Reclassification of available-for-sale financial assets to financial assets at FVTPL	(152,124)
Recognition of expected credit losses of debt securities at FVTOCI	4,293
Reclassified of available for sale financial assets (equity securities) to financial assets at FVTOCI	(397,508)
Effect on changes in credit risk of financial liabilities at fair value through profit or loss designated as upon initial recognition	(133)
Others	3,006
Income tax effect	149,796

Ending balance (based on K-IFRS 1109)	(481,900)

•	Retained earnings impact

Amount
Beginning balance (prior to K-IFRS 1109)	15,620,006
Adjustments	177,091
Reclassification of available-for-sale financial assets to financial assets at Amortized cost	(494)
Reclassification of available-for-sale financial assets to financial assets at FVTPL	152,067
Recognition of expected credit losses of debt instruments at FVTOCI	(4,236)
Reclassified of available for sale financial assets (equity securities) to financial assets at FVTOCI	397,508
Effect on revaluation of financial assets at amortized cost from loan and receivables or AFS financial assets	282
Recognition of expected credit losses of financial assets at amortized cost which were previously loan and receivables	(240,683)
Effect of payment guarantees / unused commitments on liabilities	(48,548)
Effect on changes in credit risk of financial liabilities at fair value through profit or loss designated as upon initial recognition	133
Others	(4,456)
Income tax effect	(74,482)

Ending balance (based on K-IFRS 1109)	15,797,097

•	Adoption of K-IFRS 1115 – Revenue from contracts with customers (enacted)

The Group adopted K-IFRS 1115 for the first time and decided to recognize apply the cumulative effect of applying the new standard at the beginning of the year of initial application (January 1, 2018), with no restatement of comparative periods, with a choice of practical expedients under the transition requirements of IFRS 15. In addition, the Group has applied the new standard to contractual modifications made prior to the first application date and applied the new standard to the contract modifications that occur after the date of initial application.

Accordingly, the Group has not retroactively restated the comparative consolidated financial statements presented herein.

•	Amendments to K-IFRS 1102 – Classification and Measurement of Share-based Payment Transactions

The amendments clarify the following; i) In estimating the fair value of a cash-settled share-based payment, the accounting for the effects of vesting and non-vesting conditions should follow the same approach as for equity-settled share-based payments ii) Where tax law or regulation requires an entity to withhold a specified number of equity instruments equal to the monetary value of the employee’s tax obligation to meet the employee’s tax liability which is then remitted to the tax authority, i.e. the share-based payment arrangement has a ‘net settlement feature’, such an arrangement should be classified as equity-settled in its entirety, provided that the share-based payment would have been classified as equity-settled had it not included the net settlement feature, iii) A modification of a share-based payment that changes the transaction from cash-settled to equity-settled should be accounted for as follows; a) the original liability is derecognized; b) the equity-settled share-based payment is recognized at the modification date fair value of the equity instrument granted to the extent that services have been rendered up to the modification date; and c) any difference between the carrying amount of the liability at the modification date and the amount recognized in equity should be recognized in profit or loss immediately.

•	Amendments to K-IFRS 1040 – Transfers of Investment Property

The amendments clarify that a transfer to, or from, investment property necessitates an assessment of whether a property meets the definition of investment property, supported by observable evidence that a change in use has occurred. The amendments further clarify that the situations listed in K-IFRS 1040 are not exhaustive and that a change in use is possible for properties under construction (i.e. a change in use is not limited to completed properties).

•	Amendments to K-IFRS 2122 – Foreign Currency Transactions and Advance Consideration

K-IFRS 2122 addresses how to determine the ‘date of transaction’ for the purpose of determining the exchange rate to use on initial recognition of an asset, expense or income (or part of them), when consideration for that item has been paid or received in advance in a foreign currency which resulted in the recognition of a non-monetary asset or non-monetary liability (e.g. a non-refundable deposit or deferred revenue).

The Interpretation specifies that the date of transaction is the date on which the entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the Interpretation requires an entity to determine the date of transaction for each payment or receipt of advance consideration.

•	Annual Improvements to K-IFRS 2014-2016 Cycle

The amendments include partial amendments to K-IFRS 1101 ‘First-time Adoption of K-IFRS’ and K-IFRS 1028 ‘Investments in Associates and Joint Ventures.’ Amendments to K-IFRS 1028 provide that an investment company such as a venture capital investment vehicle may selectively designate each of its investment in associates and/or joint ventures to be measured at fair value through profit or loss mandatorily measured at fair value, and that such designation must be made at the time of each investment’s initial recognition. In addition, when non-investment companies apply equity method to investment in associates and/or joint ventures that are investment companies, these companies may apply the same fair value measurement used by the said associates to value their own subsidiaries. This accounting treatment may be selectively applied to each associate.

There are no significant impacts on financial statements due to newly adopted accounting standards except for K-IFRS 1109.

2)	The Group has not applied the following K-IFRS that have been issued but are not yet effective:

•	K-IFRS 1116—Leases(enacted)

K-IFRS 1116 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. K-IFRS 1116 will supersede the current lease guidance including K-IFRS 1017 Leases and the related interpretations, and will be applied to periods beginning on or after January 1, 2019.

K-IFRS 1116 distinguishes leases and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases and finance leases are removed for lessee accounting, and is replaced by model where a right-of-use asset and corresponding liability have to be recognized for all leases by lessees except for short-term leases and leases of low value assets.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others. Furthermore, the classification of cash flows will also be affected as operating lease payments under K-IFRS 1017 are presented as operating cash flows; whereas under the K-IFRS 1116 model, the lease payments will be split into a principal and an interest portion which will be presented as financing and operating cash flows respectively.

In contrast to lessee accounting, K-IFRS 1116 substantially carries forward the lessor accounting requirements in K-IFRS 1017, and continues to require a lessor to classify a lease either as an operating lease or a finance lease. Also, K-IFRS 1116 requires expanded disclosures.

According to the preliminary assessment of the Group, the lease agreements entered into by the Group as of September 30, 2018 are expected to meet the definition of lease under the Standard, and accordingly, if the Group adopts the Standard, it applies to all leases except short-term leases and leases of low value assets, and the Group will recognize the right-of-use assets and related liabilities accordingly. The Group is currently analyzing the potential impact of this standards as of September 30, 2018.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Group’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the consolidated financial statements for the year ended December 31, 2017, except the Group’s policy, accounting estimates and assumptions described below;

(1)	Income taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations which makes the ultimate tax determination uncertain. If certain portion of the taxable income is not used for investments, increase in wages, and others in accordance with the Tax System for Promotion of investment and Collaborative Cooperation (Recirculation of Corporate Income), the Group is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2018. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Group’s income tax is dependent on the investments, increase in wages, and others, there exists uncertainty with regard to measuring the final tax effects.

(2)	Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

In accordance with K-IFRS 1109, the Group tests impairment and recognizes allowances for losses on financial assets classified at amortized cost, and debt instruments measured at fair value through other comprehensive income and lease receivables through impairment testing and recognizes provisions for guarantees, and unused loan commitments. Accuracy of provisions for credit losses is dependent upon estimation of expected cash flows of the borrower for individually assessed allowances of loans, and upon assumptions and methodology used for collectively assessed allowances for the Group’s of loans, guarantees and unused loan commitments.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the allocation of risk capital and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused commitment.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		September 30, 2018	December 31, 2017
Loans and other financial assets at amortized cost	Korean treasury and government agencies	18,001,232	—
	Banks	18,747,042	—
	Corporates	97,141,269	—
	Consumers	144,795,354	—

	Sub-total	278,684,897	—

Loans and receivables	Korean treasury and government agencies	—	8,823,584
	Banks	—	26,845,309
	Corporates	—	90,570,551
	Consumers	—	140,866,760

	Sub-total	—	267,106,204

Financial assets at FVTPL (K-IFRS 1109)	Deposit	27,045	—
	Debt securities	1,818,868	—
	Loans	322,907	—
	Derivative assets	1,921,399	—

	Sub-total	4,090,219	—

Financial assets at FVTPL (K-IFRS 1039)	Deposit	—	25,972
	Debt securities	—	2,644,333
	Financial assets designated at FVTPL	—	9,694
	Derivative assets	—	3,115,775

	Sub-total	—	5,795,774

Financial assets at FVTOCI	Debt securities	15,148,280	—
AFS financial assets	Debt securities	—	13,229,244
Securities at amortized cost	Debt securities	19,121,604	—
HTM financial assets	Debt securities	—	16,749,296
Derivative assets	Derivative assets (Held for hedging)	13,716	59,272
Off-balance accounts	Guarantees	12,475,470	12,859,715
	Loan commitments	97,085,991	80,760,325

	Sub-total	109,561,461	93,620,040

	total	426,620,177	396,559,830

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	September 30, 2018
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	259,175,016	4,849,590	4,229,635	1,336,132	549,769	8,544,755	278,684,897
Securities at amortized cost	18,968,281	—	71,295	—	—	82,028	19,121,604
Financial assets at FVTPL	3,897,918	3,583	—	107,099	—	81,619	4,090,219
Financial assets at FVTOCI	14,105,059	29,189	158,825	—	—	855,207	15,148,280
Derivative assets (Held for hedging)	9,391	—	—	4,325	—	—	13,716
Off-balance accounts	106,974,120	873,121	210,291	113,531	22,001	1,368,397	109,561,461

Total	403,129,785	5,755,483	4,670,046	1,561,087	571,770	10,932,006	426,620,177

	December 31, 2017
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and receivables	250,678,479	4,104,912	2,823,247	1,094,988	381,890	8,022,688	267,106,204
Financial assets at FVTPL	5,551,870	2,937	—	148,955	—	92,012	5,795,774
AFS debt securities	12,407,602	52,259	151,131	—	—	618,252	13,229,244
HTM securities	16,606,692	—	63,732	—	—	78,872	16,749,296
Derivative assets (Held for hedging)	16,590	—	—	42,682	—	—	59,272
Off-balance accounts	91,603,852	529,193	172,570	66,974	25,039	1,222,412	93,620,040

Total	376,865,085	4,689,301	3,210,680	1,353,599	406,929	10,034,236	396,559,830

(*)	Others consist of financial assets in Indonesia, Hong Kong, Singapore, and other countries.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	September 30, 2018
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	48,718,620	35,526,804	40,303,976	3,587,102	140,628,975	9,919,420	278,684,897
Securities at amortized cost	1,124,406	—	11,503,510	416,341	—	6,077,347	19,121,604
Financial assets at FVTPL	97,326	104,668	2,925,489	49,797	3,735	909,204	4,090,219
Financial assets at FVTOCI	307,183	85,182	10,756,520	235,127	—	3,764,268	15,148,280
Derivative assets (Held for hedging)	—	—	13,716	—	—	—	13,716
Off-balance accounts	17,873,392	21,726,373	9,171,373	4,108,025	49,563,611	7,118,687	109,561,461

Total	68,120,927	57,443,027	74,674,584	8,396,392	190,196,321	27,788,926	426,620,177

	December 31, 2017
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	47,192,641	34,502,509	38,260,051	3,574,746	133,094,287	10,481,970	267,106,204
Financial assets at FVTPL	100,766	83,239	4,640,068	15,073	1,040	955,588	5,795,774
AFS debt securities	707,737	37,719	7,331,774	153,534	—	4,998,480	13,229,244
HTM securities	1,348,754	—	10,962,149	296,214	—	4,142,179	16,749,296
Derivative assets (Held for hedging)	—	—	59,272	—	—	—	59,272
Off-balance accounts	16,892,926	21,427,378	9,841,379	3,842,479	36,928,554	4,687,324	93,620,040

Total	66,242,824	56,050,845	71,094,693	7,882,046	170,023,881	25,265,541	396,559,830

3)	Credit risk exposure

The allowance to be recognized under K-IFRS 1109 is the amount of expected 12-month credit loss or the expected lifetime credit loss, according to the three stages of credit risk deterioration since initial recognition as shown below:

	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition(*)	Credit risk has significantly increased since initial recognition	Credit has been impaired
Allowance for expected credit losses	Expected 12-month credit losses:	Expected lifetime credit losses:
	Expected credit losses due to possible defaults on financial instruments within a 12-month period from the reporting date.	Expected credit losses due to all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered to not have been significantly increased when credit risk is low at the reporting date.

The Group has estimated the allowance for credit losses based on experience losses with taken account of forward-looking information.

The probability of default and loss at given default per financial assets considering account type of borrowers, credit rate grade, portfolio are used in estimation of allowance for expected credit losses and those factors are reviewed periodically to reduce the difference of expected losses and actual losses.

The Group also measures expected credit losses using supportive and reasonable macroeconomic indicators, such as economic growth rates, interest rates, and composite stock indices. The methods for the estimation of forward-looking are also regularly reviewed.

The Group undertakes the following procedures in order to predict and apply the forward-looking economic information:

•	Development of a prediction model by analyzing the correlation between macroeconomic data and yearly default rate of corporate and retail exposures.

•

Calculation of predicted default rate by applying forward-looking economic information, which includes estimated macroeconomic indices provided by verified institutions such as Bank of Korea and National Assembly Budget Office, to the prediction model developed.

At the end of each period the Group evaluates whether there has been a significant increase in the credit risk since initial recognition. The Group is assessing the change in the risk of a default occurring over the expected life of the financial instruments instead of the change in the amount of expected credit losses. The Group distinguishes corporates/consumers exposures when determining significant increase in credit risk, and the applied methodology is as follows:

Corporates exposure	Consumers exposure
Below than “precautionary” level in assets quality Classification under the Regulations on Supervision of Banking Business in Korea	Below than “precautionary” level in assets quality classification under the Regulations on Supervision of Banking Business in Korea

More than 30 days past due	More than 30 days past due

Watch grade in early warning system established by the Group	Significant decreases in credit ratings

Significant change of borrower financial situation (Working capital deficiencies, Adverse opinion, Disclaimer of opinion by the external auditors)

Significant decreases in credit ratings

At the end of each reporting period, the Group assesses whether there is a significant increase in credit risk.

The financial assets are impaired if the following conditions are met;

•	The principal and interest of the financial assets has been overdue for more than 90 days due to the serious deterioration of the credit condition,

•	It is deemed that the borrowers will not pay any portion of the debts without actions of recourse such as the disposition of the collateral is not taken

•	Objective evidence of impairment of financial assets are identified

The Group writes off assets when it is determined that the financial assets are virtually impossible to collect. The Group determines which receivable to write-off and subsequently writes them off in accordance with the company’s policy. Regardless of whether assets have been written off, the Group may continue to exercise its right of collection in accordance with company’s policy on receivables collection.

a)	Financial assets

The maximum exposure to credit quality, except for financial assets at FVTPL and derivative asset (Held for hedging) is as follows (Unit: Korean Won in millions):

	September 30, 2018
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net	Collateral value of impaired property
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	248,120,312	17,913,994	6,371,302	6,481,329	1,585,639	280,472,576	(1,787,679)	278,684,897	731,700
Korean treasury and government agencies	18,005,413	—	1	—	—	18,005,414	(4,182)	18,001,232	—
Banks	18,267,000	141,080	346,390	—	11,531	18,766,001	(18,959)	18,747,042	—
Corporates	76,487,768	16,164,069	539,329	4,145,546	943,624	98,280,336	(1,139,067)	97,141,269	473,906
General business	43,816,454	6,749,706	454,214	2,120,784	676,237	53,817,395	(762,103)	53,055,292	310,307
Small- and medium-sized enterprise	28,281,996	8,855,973	85,115	1,856,296	238,873	39,318,253	(337,333)	38,980,920	144,189
Project financing and others	4,389,318	558,390	—	168,466	28,514	5,144,688	(39,631)	5,105,057	19,410
Consumers	135,360,131	1,608,845	5,485,582	2,335,783	630,484	145,420,825	(625,471)	144,795,354	257,794
Securities at amortized cost	19,127,191	—	—	—	—	19,127,191	(5,587)	19,121,604	—
Financial assets at FVTOCI (*3)	15,091,002	42,126	15,152	—	—	15,148,280	(5,229)	15,148,280	—

Total	282,338,505	17,956,120	6,386,454	6,481,329	1,585,639	314,748,047	(1,798,495)	312,954,781	731,700

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

•	Loans and receivables

	December 31, 2017
			Corporates
	Korean treasury and government agencies	Banks	General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Neither overdue nor impaired	8,825,767	26,861,286	50,463,112	34,107,547	5,547,950	90,118,609	139,886,407	265,692,069
Overdue but not impaired	8	—	65,616	63,067	—	128,683	878,406	1,007,097
Impaired	—	—	1,402,131	251,431	46,717	1,700,279	537,001	2,237,280

Total	8,825,775	26,861,286	51,930,859	34,422,045	5,594,667	91,947,571	141,301,814	268,936,446

Loss allowance	2,191	15,977	1,078,733	267,162	31,125	1,377,020	435,054	1,830,242

Total, net	8,823,584	26,845,309	50,852,126	34,154,883	5,563,542	90,570,551	140,866,760	267,106,204

•	Debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (ECAI)’s rating is as follows (Unit: Korean Won in millions):

	December 31, 2017
	Financial assets at FVTPL (*)	AFS debt securities	HTM securities	Total
AAA	1,685,099	9,897,689	15,806,327	27,389,115
AA- ~ AA+	722,923	2,386,567	888,547	3,998,037
BBB- ~ A+	236,311	876,482	52,188	1,164,981
Below BBB-	9,694	68,506	2,234	80,434

Total	2,654,027	13,229,244	16,749,296	32,632,567

(*)	Financial assets at FVTPL comprise debt securities held for trading and financial assets designated at FVTPL

b)	Guarantees and loan commitments

The credit quality of the guarantees and loan commitments as of September 30, 2018 as follows (Unit: Korean Won in millions):

	September 30, 2018
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts
Guarantees	10,859,936	1,077,716	5,057	410,517	122,244	12,475,470
Loan commitments	91,170,081	3,516,699	1,486,696	893,759	18,756	97,085,991

Total	102,030,017	4,594,415	1,491,753	1,304,276	141,000	109,561,461

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

4) Collateral and other credit enhancements

During the current quarter, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group. As of September 30, 2018, there are no financial assets that do not recognize the allowance for losses just because financial assets have collateral.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Group avoids, bears, or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

On a yearly basis, the Risk Management Committee establishes a Value at Risk (“VaR”, maximum losses) limit, loss limit and risk capital limit by subsidiaries for its management purposes. The limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by the risk management personnel within the department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the VaR limit by department, risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2)	Sensitivity analysis of market risk

The Group performs the sensitivity analyses both for trading and for non-trading activities.

For trading activities, the Group uses a VaR model that uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% confidence level. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR calculation. The actual results are periodically monitored to examine the validity of the assumptions, variables, and factors that are used in VaR calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Portfolio Value (“NPV”), are calculated for the Bank and the consolidated trusts, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit-based indicator for displaying the profit changes in short term due to the short-term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets.

EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of a certain period (i.e. 1 year). Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a)	Trading activities

The minimum, maximum and average VaR for the period ended September 30, 2018 and for the year ended December 31, 2017, respectively, and the VaR as of September 30, 2018 and December 31, 2017, respectively, are as follows (Unit: Korean Won in millions):

	September 30, 2018	For the period ended September 30, 2018			December 31, 2017	For the year ended December 31, 2017
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	4,955	3,794	5,528	1,730	4,183	3,799	4,918	2,467
Stock price	2,682	2,575	4,618	1,138	909	2,863	4,419	909
Foreign currencies	5,038	4,553	6,136	3,439	4,750	5,051	6,636	4,061
Commodity price	17	1	17	—	—	31	188	—
Diversification	(6,892)	(4,788)	(7,685)	(1,815)	(4,472)	(4,621)	(6,798)	(2,067)

Total VaR(*)	5,800	6,135	8,614	4,492	5,370	7,123	9,363	5,370

(*)	VaR(Value at Risk): Maximum expected losses

b)	Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank and consolidated trusts, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	September 30, 2018			December 31, 2017

	NII(*1)	NPV(*2)	NII(*1)	NPV(*2)
Base case	4,713,257	24,686,971	4,916,138	23,472,792
Base case (Prepay)	4,704,711	24,380,159	4,916,015	23,163,942
IR 100bp up	5,209,637	24,550,082	5,361,546	22,886,122
IR 100bp down	4,294,765	24,846,145	4,386,437	24,127,559
IR 200bp up	6,071,377	24,430,336	5,806,723	22,372,208
IR 200bp down	3,783,567	25,035,233	3,452,590	24,830,482
IR 300bp up	6,852,372	24,324,139	6,251,897	21,929,189
IR 300bp down	3,647,006	25,266,044	2,254,609	26,633,807

(*1)	NII: Net Interest Income
(*2)	NPV: Net Portfolio Value

The interest EaR and VaR calculated based on the BIS Framework of subsidiaries other than the Bank and consolidated trusts are as follows (Unit: Korean Won in millions):

September 30, 2018		December 31, 2017
EaR (*1)	VaR (*2)	EaR (*1)	VaR (*2)
258,121	168,335	255,679	130,821

(*1)	EaR(Earning at Risk): Change of Maximum expected income and expense
(*2)	VaR(Value at Risk): Maximum expected losses

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	September 30, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	151,532,534	44,044,660	8,844,675	8,524,447	46,037,186	3,678,776	262,662,278
Financial assets at FVTPL	270,110	84,149	57,810	33,077	58,007	20,364	523,517
Financial assets at FVTOCI	3,267,328	1,939,108	1,562,900	1,397,493	7,127,479	172,862	15,467,170
Securities at amortized cost	2,424,853	1,892,024	2,005,818	1,630,934	11,639,628	361,671	19,954,928

Total	157,494,825	47,959,941	12,471,203	11,585,951	64,862,300	4,233,673	298,607,893

Liability:
Deposits due to customers	110,001,139	41,385,423	29,385,954	18,678,082	38,131,534	66,279	237,648,411
Borrowings	8,538,594	2,927,614	585,676	502,485	2,917,602	696,275	16,168,246
Debentures	1,742,589	2,192,041	2,417,121	2,191,199	18,692,490	2,895,263	30,130,703

Total	120,282,322	46,505,078	32,388,751	21,371,766	59,741,626	3,657,817	283,947,360

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	161,653,892	41,671,530	7,614,159	6,411,841	54,150,998	26,272,958	297,775,378
AFS financial assets	2,150,708	2,500,103	2,016,711	2,367,762	4,229,000	601,735	13,866,019
HTM financial assets	2,286,179	2,161,467	1,433,425	1,687,362	9,369,794	345,868	17,284,095

Total	166,090,779	46,333,100	11,064,295	10,466,965	67,749,792	27,220,561	328,925,492

Liability:
Deposits due to customers	106,815,564	37,750,367	25,117,556	27,585,458	37,518,878	91,246	234,879,069
Borrowings	9,865,249	1,056,579	412,966	437,431	2,709,010	479,827	14,961,062
Debentures	1,955,902	2,452,240	1,018,563	1,752,847	19,770,538	2,869,766	29,819,856

Total	118,636,715	41,259,186	26,549,085	29,775,736	59,998,426	3,440,839	279,659,987

3)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		September 30, 2018
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Loans and other financial assets at amortized cost	25,397	28,258,170	155,998	1,524,936	29,587	4,786,589	1,548	2,003,929	4,443,257	41,016,881
	Financial assets at FVTPL	38	42,294	509	4,993	—	—	10	13,468	182,009	242,764
	Financial assets at FVTOCI	1,730	1,924,581	—	—	180	29,189	—	—	334,657	2,288,427
	Securities at amortized cost	111	123,756	—	—	—	—	—	—	82,050	205,806

	Total	27,276	30,348,801	156,507	1,529,929	29,767	4,815,778	1,558	2,017,397	5,041,973	43,753,878

Liability	Financial liabilities at FVTPL	62	69,084	452	4,431	—	—	30	38,438	112,012	223,965
	Deposits due to customer	12,376	13,764,056	169,598	1,664,042	23,544	3,808,868	809	1,047,643	2,649,540	22,934,149
	Borrowings	6,229	6,930,726	1,260	12,365	470	76,103	247	319,850	324,670	7,663,714
	Debentures	4,042	4,497,903	—	—	—	—	—	—	283,701	4,781,604
	Other financial liabilities	3,152	3,502,190	35,886	352,103	1,318	213,252	160	207,313	86,478	4,361,336

	Total	25,861	28,763,959	207,196	2,032,941	25,332	4,098,223	1,246	1,613,244	3,456,401	39,964,768

Off-balance accounts		7,010	7,799,660	35,311	346,457	4,962	802,684	469	607,464	856,294	10,412,559

		December 31, 2017
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Loans and receivables	23,000	24,642,900	126,944	1,204,843	25,224	4,127,936	1,156	1,479,351	3,937,733	35,392,763
	Financial assets at FVTPL	32	34,303	25	238	—	—	27	34,583	104,892	174,016
	AFS financial assets	1,966	2,105,972	—	—	319	52,259	—	590	302,801	2,461,622
	HTM financial assets	111	118,868	—	—	—	—	—	—	78,175	197,043

	Total	25,109	26,902,043	126,969	1,205,081	25,543	4,180,195	1,183	1,514,524	4,423,601	38,225,444

Liability	Financial liabilities at FVTPL	41	43,423	79	752	—	—	19	24,878	69,977	139,030
	Deposits due to customer	13,744	14,725,686	195,176	1,852,440	21,865	3,578,142	883	1,129,802	2,396,826	23,682,896
	Borrowings	6,604	7,080,118	2,218	21,056	—	—	247	315,685	242,874	7,659,733
	Debentures	3,467	3,714,411	—	—	700	114,555	—	—	375,749	4,204,715
	Other financial liabilities	2,392	2,562,740	16,125	153,043	1,802	294,950	129	165,189	588,625	3,764,547

	Total	26,248	28,126,378	213,598	2,027,291	24,367	3,987,647	1,278	1,635,554	3,647,051	39,450,921

Off-balance accounts		8,108	8,687,009	33,624	319,127	1,199	196,261	406	519,843	176,886	9,899,126

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	214,941	82	—	—	—	—	215,023
Deposits due to customers	151,910,998	30,991,036	23,044,605	25,310,930	6,639,946	1,893,204	239,790,719
Borrowings	5,061,517	3,703,374	1,656,860	1,700,574	3,394,586	713,838	16,230,749
Debentures	1,742,589	2,192,041	2,417,121	2,191,199	18,692,490	2,895,263	30,130,703
Other financial liabilities	15,158,656	54,413	167,450	2,737	694,086	2,141,543	18,218,885

Total	174,088,701	36,940,946	27,286,036	29,205,440	29,421,108	7,643,848	304,586,079

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	168,442	155,984	1,717	512	375	—	327,030
Deposits due to customers	148,008,777	29,563,310	18,175,348	32,468,110	7,409,118	2,624,594	238,249,257
Borrowings	6,115,732	1,893,173	1,489,272	1,178,107	3,924,681	479,568	15,080,533
Debentures	1,955,255	2,452,565	1,018,714	1,744,731	19,770,380	2,869,699	29,811,344
Other financial liabilities	7,121,342	162,871	825	1,003	128,940	2,730,001	10,144,982

Total	163,369,548	34,227,903	20,685,876	35,392,463	31,233,494	8,703,862	293,613,146

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	214,941	82	—	—	—	—	215,023
Deposits due to customers	162,280,313	32,668,245	19,937,299	18,869,178	5,320,582	116,506	239,192,123
Borrowings	5,061,517	3,703,374	1,656,860	1,700,574	3,394,586	713,838	16,230,749
Debentures	1,742,589	2,192,041	2,417,121	2,191,199	18,692,490	2,895,263	30,130,703
Other financial liabilities	15,158,656	54,413	167,450	2,737	694,086	2,141,543	18,218,885

Total	184,458,016	38,618,155	24,178,730	22,763,688	28,101,744	5,867,150	303,987,483

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	168,442	155,984	1,717	512	375	—	327,030
Deposits due to customers	159,146,602	31,298,562	16,667,130	21,995,294	6,487,047	2,278,756	237,873,391
Borrowings	6,115,732	1,893,173	1,489,272	1,178,107	3,924,681	479,568	15,080,533
Debentures	1,955,255	2,452,565	1,018,714	1,744,731	19,770,380	2,869,699	29,811,344
Other financial liabilities	7,121,342	162,871	825	1,003	128,940	2,730,001	10,144,982

Total	174,507,373	35,963,155	19,177,658	24,919,647	30,311,423	8,358,024	293,237,280

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below.

Derivatives held for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of September 30, 2018 and December 31, 2017 is as follows (Unit: Korean Won in millions):

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
September 30, 2018	2,007,243	—	—	—	69,972	4,135	2,081,350
December 31, 2017	3,150,149	—	—	381	67,373	—	3,217,903

4)	Maturity analysis of off-balance accounts

The Group provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Guarantees	12,475,470	12,859,715
Loan commitments	97,085,991	80,760,325

(4) Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has been running the operational risk management system under Basel II. The Group developed Advanced Measurement Approaches (“AMA”) to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system has been tested by an independent third party, and this system approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify required capital for operational risk, the Group applies AMA using internal and external loss data, business environment and internal control factors, and scenario analysis. For the operational risk management for its subsidiaries, the Group adopted the Basic Indicator Approach.

(5)	Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel published by Bazel III Committee on Banking Supervisioin in Bank for Internetional Settlement in 2010 and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

According to the above regulations, the Group is required to meet the following new minimum requirements: Common Equity Tier 1 capital ratio of 7.13% and 6.25%, a minimum Tier 1 ratio of 8.63% and 7.75% and a minimum total regulatory capital of 10.63% and 9.75% as of September 30, 2018 and December 31, 2017, respectively.

Details of the Group’s capital adequacy ratio as of September 30, 2018 and December 31, 2017 are as follows (Unit: Korean Won in millions):

	September 30, 2018 (*)	December 31, 2017
Tier 1 capital	17,510,489	16,074,987
Other Tier 1 capital	3,146,975	3,041,664
Tier 2 capital	3,824,033	3,486,555

Total risk-adjusted capital	24,481,497	22,603,206

Risk-weighted assets for credit risk	141,904,674	134,767,711
Risk-weighted assets for market risk	2,381,287	2,316,938
Risk-weighted assets for operational risk	9,938,192	9,677,559

Total risk-weighted assets	154,224,153	146,762,208

Common Equity Tier 1 ratio	11.35%	10.95%

Tier 1 capital ratio	13.39%	13.03%

Total capital ratio	15.87%	15.40%

(*)	Capital adequacy ratio as of September 30, 2018 is tentatively measured.

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, credit card market and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: Loans/deposits and financial services for retail and individual consumers, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, equity & fund investment related business, venture advisory related tasks, real estate SOC development practices, etc.

•	Capital market: Fund management, investment in securities and derivatives, etc.

•	Credit card: Credit card, cash service and card loan, etc.

•	Headquarter and others: Segments that do not belong to above operating segments

The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2018
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit cards	Headquarters and others	Sub-total	Adjust- ments	Total
Net Interest income (expense)
Interest income	2,601,854	2,509,028	112,975	7,563	496,064	1,164,324	6,891,808	228,382	7,120,190
Interest expense	(761,336)	(1,548,717)	(134)	—	(117,539)	(721,401)	(3,149,127)	226,086	(2,923,041)
Inter-segment	(445,593)	589,252	(119,741)	19,750	—	(43,668)	—	—	—

	1,394,925	1,549,563	(6,900)	27,313	378,525	399,255	3,742,681	454,468	4,197,149

Net non-interest Income (expense)
Non-interest income	543,436	598,600	172,658	5,488,289	894,604	944,744	8,642,331	(352,948)	8,289,383
Non-interest expense	(134,910)	(182,239)	(46,517)	(5,445,633)	(844,787)	(523,902)	(7,177,988)	(277,521)	(7,455,509)
Inter-segment	110,481	53,546	—	—	—	(164,027)	—	—	—

	519,007	469,907	126,141	42,656	49,817	256,815	1,464,343	(630,469)	833,874

Other income (expense)
General and administrative expense	(1,339,229)	(624,811)	(8,842)	(12,014)	(123,480)	(482,200)	(2,590,576)	204,465	(2,386,111)
Reversal of allowance for credit loss and impairment losses due to credit loss	(80,723)	103,293	54,630	(1,891)	(181,119)	75,613	(30,197)	(41,186)	(71,383)

	(1,419,952)	(521,518)	45,788	(13,905)	(304,599)	(406,587)	(2,620,773)	163,279	(2,457,494)

Operating income (expenses)	493,980	1,497,952	165,029	56,064	123,743	249,483	2,586,251	(12,722)	2,573,529
Non-operating income (expenses)	(15,597)	1,245	24,928	—	(5,947)	71,593	76,222	(22,431)	53,791
Net income (expense) before income tax expense	478,383	1,499,197	189,957	56,064	117,796	321,076	2,662,473	(35,153)	2,627,320
Income tax expense	(131,555)	(381,492)	(52,239)	(15,418)	(29,172)	(96,228)	(706,104)	(364)	(706,468)

Net income (expense)	346,828	1,117,705	137,718	40,646	88,624	224,848	1,956,369	(35,517)	1,920,852

	For the nine months ended September 30, 2017
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit cards	Headquarters and others	Sub-total	Adjust- ments	Total
Net Interest income
Interest income	2,332,134	2,196,051	108,570	14,328	442,903	1,053,361	6,147,347	230,066	6,377,413
Interest expense	(717,708)	(1,238,742)	(186)	—	(100,153)	(627,858)	(2,684,647)	209,110	(2,475,537)
Inter-segment	(379,017)	358,953	(100,697)	11,402	—	109,359	—	—	—

	1,235,409	1,316,262	7,687	25,730	342,750	534,862	3,462,700	439,176	3,901,876

Net non-interest Income(expense)
Non-interest income	598,446	503,820	272,024	6,155,339	836,721	1,801,968	10,168,318	(195,768)	9,972,550
Non-interest expense	(182,815)	(104,265)	(152,512)	(6,125,701)	(782,048)	(1,348,035)	(8,695,376)	(372,448)	(9,067,824)
Inter-segment	73,469	44,857	—	—	—	(118,326)	—	—	—

	489,100	444,412	119,512	29,638	54,673	335,607	1,472,942	(568,216)	904,726

Other income (expense)
General and administrative expense	(1,337,680)	(618,969)	(8,434)	(11,309)	(118,846)	(741,176)	(2,836,414)	189,362	(2,647,052)
Reversal of allowance for credit loss and impairment losses due to credit loss	(70,180)	(240,903)	15,005	20,356	(162,247)	134,810	(308,159)	(49,475)	(357,634)

	(1,407,860)	(859,872)	6,571	9,047	(286,093)	(606,366)	(3,144,573)	139,887	(3,004,686)

Operating income	316,649	900,802	133,770	64,415	111,330	264,103	1,791,069	10,847	1,801,916
Non-operating income(expense)	3,304	(3,097)	32,832	—	(4,097)	(25,334)	3,608	(3,938)	(330)

Net income before income tax expense	319,953	897,705	166,602	64,415	107,233	238,769	1,794,677	6,909	1,801,586
Income tax expense	(77,429)	(204,541)	(40,318)	(15,588)	(25,900)	(8,148)	(371,924)	(37,221)	(409,145)

Net income (expense)	242,524	693,164	126,284	48,827	81,333	230,621	1,422,753	(30,312)	1,392,441

(2)	Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the nine months ended September 30, 2018 and 2017 amounted to 14,359,474 million Won and 15,525,861 million Won, respectively, and revenue from the foreign customers amounted to 1,050,099 million Won and 824,102 million Won, respectively. Of the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of September 30, 2018 and December 31, 2017 are 3,558,612 million Won and 3,550,764 million Won, respectively, and foreign subsidiaries are 223,869 million Won and 233,732 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Cash	1,991,580	2,009,363
Foreign currencies	763,114	617,155
Demand deposits	2,934,296	3,423,355
Fixed deposits	315,514	858,413

Total	6,004,504	6,908,286

(2)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2018	For the nine months ended September 30, 2017
Changes in other comprehensive gain due to remeasurement of financial assets designated at FVTOCI	33,333	—
Changes in other comprehensive loss due to valuation of AFS financial assets	—	(51,041)
Changes in other comprehensive income of investment in associates	3,676	4,917
Changes in other comprehensive gain (loss) of foreign operations translation	(27,226)	(54,522)
Changes in other comprehensive loss related to valuation of cash flow hedging	(3,510)	(1,247)
Changes in other comprehensive loss due to remeasurement of the net defined benefit liability	(43,269)	13,143
Changes in investments in associates due to debt-equity swap	—	51,227
Changes in investments in associates due to accounts transfer	(83,286)	—
Changes in intangible assets related to accounts payable	37,752	—
Classified to assets held for sale from premises and equipment	6,243	—
Changes in unpaid dividends on hybrid equity securities	11,462	(1,502)

7.	FINANCIAL ASSETS AT FVTPL

(1)	Financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Financial assets at fair value through profit or loss mandatorily measured at fair value	5,720,811	—
Financial assets held for trading	—	5,820,787
Financial assets designated at FVTPL	—	22,290

Total	5,720,811	5,843,077

(2)	Financial assets at fair value through profit or loss mandatorily measured at fair value and financial assets held for trading are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Deposits:
Gold banking asset	27,045	25,972
Securities:
Debt securities
Korean treasury and government agencies	565,592	540,438
Financial institutions	462,348	1,476,498
Corporates	790,928	627,397
Others	—	—
Equity securities	418,363	21,666
Capital contributions	380,470	—
Beneficiary certificates	831,759	13,041

Sub-total	3,449,460	2,679,040

Loans	322,907	—
Derivatives assets	1,921,399	3,115,775

Total	5,720,811	5,820,787

(3)

Financial assets at fair value through profit or loss designated as upon initial recognition is nil as of September 30, 2018 and financial assets at fair value through profit or loss designated as upon initial recognition as of December 31, 2017 is as follows (Unit: Korean Won in millions):

December 31, 2017
Debt securities	9,694
Equity securities	12,596

Total	22,290

8.	FINANCIAL ASSETS AT FVTOCI AND AFS FINANCIAL ASSETS

(1)	Details of financial assets at FVTOCI as of September 30, 2018 and AFS financial assets as of December 31, 2017 are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Debt securities:
Korean treasury and government agencies	2,024,627	2,330,567
Financial institutions	9,157,435	5,217,266
Corporates	1,607,632	2,725,232
Asset-backed securities	—	308,181
Bond denominated in foreign currencies	2,288,376	2,442,579
Others	—	35,163

Sub-total	15,078,070	13,058,988

Equity securities	1,019,337	1,411,078
Beneficiary certificates	—	712,628
Securities loaned	70,210	170,256

Total	16,167,617	15,352,950

(2)	Details of equity securities designated as financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

September 30, 2018
Purpose of acquisition	Fair value
Strategic business partnership	712,988
Debt-equity swap	306,164
Others(*)	185

Total	1,019,337

(*)	Cooperate insurance, etc.

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance (*1)	(4,107)	(129)	—	(4,236)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal(provision) of loss allowance	(1,069)	8	—	(1,061)
Disposal	30	—	—	30
Others (*2)	38	—	—	38

Ending balance	(5,108)	(121)	—	(5,229)

(*1)	The beginning balance was restated in accordance with K-IFRS 1109.
(*2)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,843,997	30,212	—	12,874,209
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	8,628,710	—	—	8,628,710
Disposal	(6,382,060)	(15,047)	—	(6,397,107)
Gain (loss) on valuation	(2)	(59)	—	(61)
Amortization on the effective interest method	4,800	47	—	4,847
Others (*)	37,682	—	—	37,682

Ending balance	15,133,127	15,153	—	15,148,280

(*)	Others consist of foreign currencies translation, etc.

(4)

The Group disposed equity securities designated as financial assets at FVTOCI as the creditors determined to sell the securities for the nine months ended September 30, 2018. The fair value and accumulative loss on valuation of that equity securities at disposal date are 5,319 million Won and 384 million Won, respectively.

9.	SECURITIES AT AMORTIZED COST AND HTM FINANCIAL ASSETS

(1)	Details of securities at amortized cost as of September 30, 2018 and HTM financial assets as of December 31, 2017 are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Korean treasury and government agencies	5,878,664	3,994,857
Financial institutions	7,704,827	7,245,426
Corporates	5,337,894	5,311,970
Bond denominated in foreign currencies	205,806	197,043
Loss allowance	(5,587)	—

Total	19,121,604	16,749,296

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance (*1)	(5,078)	—	—	(5,078)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(584)	—	—	(584)
Disposal	22	—	—	22
Others(*2)	53	—	—	53

Ending balance	(5,577)	—	—	(5,577)

(*1)	The beginning balance was restated in accordance with K-IFRS 1109.
(*2)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	16,749,296	—	—	16,749,296
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	9,460,686	—	—	9,460,686
Disposal / Redemption	(7,077,432)	—	—	(7,077,432)
Amortization on the effective interest method	(10,047)	—	—	(10,047)
Others (*)	4,688	—	—	4,688

Ending balance	19,127,191	—	—	19,127,191

(*)	Others consist of foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST, AND LOANS AND RECEIVABLES

(1)	Details of loans and other financial assets at amortized cost as of September 30, 2018 and loans and receivables as of December 31, 2017 are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Due from banks	19,338,144	8,868,378
Loans	248,115,899	251,523,301
Other financial assets (other receivables)	11,230,854	6,714,525

Total	278,684,897	267,106,204

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	16,030,233	6,246,496
Due from depository banks	90,988	30,003
Due from non-depository institutions	25	150
Due from the Korea Exchange	—	50,000
Others	76,181	97,365
Loss allowance	(3,849)	(1,541)

Sub-total	16,193,578	6,422,473

Due from banks in foreign currencies:
Due from banks on demand	884,932	794,353
Due from banks on time	1,408,823	972,915
Others	853,116	679,554
Loss allowance	(2,305)	(917)

Sub-total	3,144,566	2,445,905

Total	19,338,144	8,868,378

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	September 30, 2018	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	16,030,233	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	72,176	Central counterparty KRW margin and others

	Sub-total	16,102,409

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	881,504	Reserve deposits under the BOK Act and others
Others	National Bank of Cambodia	576	Reserve deposits and others
Due from banks on time	The People’s Bank of China and others	853,116	Fast And Secure Transfer (Payment system)

	Sub-total	1,734,746

	Total	17,837,155

	Counterparty	December 31, 2017	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	6,246,496	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	94,394	Central counterparty KRW margin and others

	Sub-total	6,340,890

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	787,520	Reserve deposits under the BOK Act and others
Others	The People’s Bank of China and others	367,108	Reserve deposits and others

	Sub-total	1,154,628

	Total	7,495,518

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance (*1)	(3,092)	—	—	(3,092)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(3,068)	—	—	(3,068)
Others (*2)	6	—	—	6

Ending balance	(6,154)	—	—	(6,154)

(*1)	The beginning balance was restated in accordance with K-IFRS 1109.
(*2)	Others consist of foreign currencies translation and etc.

2)	Gross carrying amount

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,870,835	—	—	8,870,835
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	10,473,463	—	—	10,473,463

Ending balance	19,344,298	—	—	19,344,298

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Loans in local currency	206,442,588	200,213,230
Loans in foreign currencies	14,978,419	13,147,888
Domestic banker’s letter of credit	3,026,098	2,516,907
Credit card accounts	7,506,559	6,827,295
Bills bought in foreign currencies	7,576,979	8,197,159
Bills bought in local currency	103,502	334,714
Factoring receivables	53,860	137,523
Advances for customers on guarantees	16,027	23,620
Private placement bonds	406,773	362,319
Securitized loans	1,396,892	563,152
Call loans	2,087,986	3,003,455
Bonds purchased under resale agreements	4,758,495	16,859,064
Others	923,941	607,325
Loan origination costs and fees	556,228	510,860
Discounted present value	(6,925)	(10,988)
Loss allowance	(1,711,523)	(1,770,222)

Total	248,115,899	251,523,301

(6)	Changes in the loss allowance on loans for the nine months ended September 30, 2018 are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2018
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance (*1)	(101,479)	(41,358)	(117,168)	(365,246)	(255,926)	(905,243)
Transfer to 12-month expected credit losses	(10,147)	9,396	751	(23,865)	22,207	1,658
Transfer to lifetime expected credit losses	6,515	(8,137)	1,622	15,078	(416,866)	401,788
Transfer to credit-impaired financial assets	40,836	39,038	(79,874)	32,015	23,433	(55,448)
Net reversal (provision) of loss allowance	(44,358)	(45,067)	(62,682)	(50,100)	212,801	28,132
Recoveries of loans previously charged off	—	—	(36,841)	—	—	(89,329)
Charge-off	—	—	153,239	—	—	179,656
Disposal	—	34	1,313	—	137	29,972
Unwinding effect	—	—	5,730	—	—	18,611
Others (*2)	(1,641)	(6)	(919)	40,093	128	641

Ending balance	(110,274)	(46,100)	(134,829)	(352,025)	(414,086)	(389,562)

	For the nine months ended September 30, 2018
	Credit card accounts			Sub-total			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance (*1)	(57,134)	(71,463)	(102,858)	(523,859)	(368,747)	(1,125,269)	(2,017,875)
Transfer to 12-month expected credit losses	(13,620)	13,517	103	(47,632)	45,120	2,512	—
Transfer to lifetime expected credit losses	6,542	(6,902)	360	28,135	(431,905)	403,770	—
Transfer to credit-impaired financial assets	38,839	66,374	(105,213)	111,690	128,845	(240,535)	—
Net reversal (provision) of loss allowance	(36,353)	(79,481)	(40,043)	(130,811)	88,253	(74,593)	(117,151)
Recoveries of loans previously charged off	—	—	(42,661)	—	—	(168,831)	(168,831)
Charge-off	—	—	165,347	—	—	498,242	498,242
Disposal	—	—	—	—	171	31,285	31,456
Unwinding effect	—	—	—	—	—	24,341	24,341
Others (*2)	(1)	—	—	38,451	122	(278)	38,295

Ending balance	(61,727)	(77,955)	(124,965)	(524,026)	(538,141)	(649,356)	(1,711,523)

(*1)	The beginning balance was restated in accordance with K-IFRS 1109.
(*2)	Others consist of debt-equity swap, foreign currencies translation and etc.

Changes in the loss allowances on loans and receivables for the nine months ended September 30, 2017, are as follows (Unit: Korean Won in millions):

	For nine months ended September 30, 2017
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(163,858)	(1,498,842)	(155,372)	(209,024)	(2,027,096)
Net reversal (provision) of loss allowance	(96,177)	(318,660)	(140,061)	4,057	(550,841)
Recoveries of loans previously charged off	(32,485)	(66,665)	(37,987)	(5)	(137,142)
Charge-off	95,191	307,347	154,891	52,029	609,458
Disposal	868	61,432	—	29,264	91,564
Unwinding effect	6,704	29,062	—	—	35,766
Others(*)	471	179,970	—	(366)	180,075

Ending balance	(189,286)	(1,306,356)	(178,529)	(124,045)	(1,798,216)

(*)	Others consist of debt-equity swap, foreign currencies translation and etc.

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2018
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	103,502,347	5,487,758	326,739	130,561,786	5,000,965	1,622,409
Transfer to 12-month expected credit losses	1,910,641	(1,902,485)	(8,156)	1,127,912	(1,124,134)	(3,778)
Transfer to lifetime expected credit losses	(3,111,258)	3,126,663	(15,405)	(2,601,487)	3,071,267	(469,780)
Transfer to credit-impaired financial assets	(161,096)	(126,080)	287,176	(226,207)	(138,654)	364,861
Charge-off	—	—	(153,239)	—	—	(179,656)
Disposal	—	(456)	(23,692)	—	(1,169)	(108,176)
Net increase (decrease)	4,446,898	(731,876)	(26,747)	(6,252,563)	(846,435)	(311,693)

Ending balance	106,587,532	5,853,524	386,676	122,609,441	5,961,840	914,187

	For the nine months ended September 30, 2018
	Credit card accounts			Sub-total			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	5,721,743	935,266	177,983	239,785,876	11,423,989	2,127,131	253,336,996
Transfer to 12-month expected credit losses	234,714	(234,576)	(138)	3,273,267	(3,261,195)	(12,072)	—
Transfer to lifetime expected credit losses	(305,037)	305,497	(460)	(6,017,782)	6,503,427	(485,645)	—
Transfer to credit-impaired financial assets	(65,383)	(82,398)	147,781	(452,686)	(347,132)	799,818	—
Charge-off	—	—	(165,347)	—	—	(498,242)	(498,242)
Disposal	—	—	—	—	(1,625)	(131,868)	(133,493)
Net increase (decrease)	720,055	79,934	44,588	(1,085,610)	(1,498,377)	(293,852)	(2,877,839)

Ending balance	6,306,092	1,003,723	204,407	235,503,065	12,819,087	1,505,270	249,827,422

(8)	Details of other financial assets (other receivables) are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
CMA accounts	178,500	135,000
Receivables	8,184,878	4,459,318
Accrued income	1,125,163	1,026,273
Telex and telephone subscription rights and refundable deposits	981,606	984,620
Other receivables	830,710	166,877
Loss allowance	(70,003)	(57,563)

Total	11,230,854	6,714,525

(9)	Changes in the loss allowances on other financial assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance (*1)	(2,955)	(1,832)	(54,211)	(58,998)
Transfer to 12-month expected credit losses	(162)	146	16	—
Transfer to lifetime expected credit losses	111	(425)	314	—
Transfer to credit-impaired financial assets	2,329	146	(2,475)	—
Net provision of loss allowance	(3,065)	(208)	(26,773)	(30,046)
Charge-off	—	—	17,876	17,876
Disposal	—	—	1,047	1,047
Others(*2)	(170)	—	288	118

Ending balance	(3,912)	(2,173)	(63,918)	(70,003)

(*1)	The beginning balance was restated in accordance with K-IFRS 1109.
(*2)	Others consist of foreign currencies translation and etc.

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	6,662,335	29,124	79,912	6,771,371
Transfer to 12-month expected credit losses	7,935	(7,912)	(23)	—
Transfer to lifetime expected credit losses	(11,959)	12,278	(319)	—
Transfer to credit-impaired financial assets	(3,211)	(1,002)	4,213	—
Charge-off	—	—	(17,876)	(17,876)
Disposal	—	(2)	(1,234)	(1,236)
Net increase and others	4,533,073	1,056	15,696	4,549,825
Others(*)	(1,230)	3	—	(1,227)

Ending balance	11,186,943	33,545	80,369	11,300,857

(*)	Others consist of foreign currencies translation and etc.

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2018
	Level 1 (*1)	Level 2 (*1)	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value
Deposits	27,045	—	—	27,045
Debt securities	270,647	1,542,673	5,548	1,818,868
Equity securities	53,695	—	364,668	418,363
Capital contributions	—	—	380,470	380,470
Beneficiary certificates	—	45,084	786,675	831,759
Loans	—	93,000	229,907	322,907
Derivative assets	1,579	1,883,776	36,044	1,921,399

Sub-total	352,966	3,564,533	1,803,312	5,720,811

Financial assets at FVTOCI
Debt securities	2,337,260	12,740,810	—	15,078,070
Equity securities	545,666	—	473,671	1,019,337
Securities loaned	—	70,210	—	70,210

Sub-total	2,882,926	12,811,020	473,671	16,167,617

Derivative assets (Held for hedging)	—	13,716	—	13,716

Total	3,235,892	16,389,269	2,276,983	21,902,144

	September 30, 2018
	Level 1 (*1)	Level 2 (*1)	Level 3	Total
Financial liabilities:
Financial liabilities at fair value through profit or loss mandatorily measured at fair value
Deposits due to customers	27,266	—	—	27,266
Derivative liabilities	743	1,963,067	43,433	2,007,243

Sub-total	28,009	1,963,067	43,433	2,034,509

Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities	—	—	187,533	187,533

Derivative liabilities (Held for hedging)	—	74,107	—	74,107

Total	28,009	2,037,174	230,966	2,296,149

	December 31, 2017
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	25,972	—	—	25,972
Debt securities	405,942	2,238,391	—	2,644,333
Equity securities	21,666	—	—	21,666
Beneficiary certificates	—	13,041	—	13,041
Derivative assets	1,021	3,093,272	21,482	3,115,775

Sub-total	454,601	5,344,704	21,482	5,820,787

Financial assets designated at FVTPL
Debt securities	—	—	9,694	9,694
Equity securities	—	—	12,596	12,596

Sub-total	—	—	22,290	22,290

AFS financial assets
Debt securities	2,710,172	10,348,815	—	13,058,987
Equity securities	399,214	—	1,011,864	1,411,078
Beneficiary certificates	—	68,722	643,906	712,628
Securities loaned	69,778	100,478	—	170,256

Sub-total	3,179,164	10,518,015	1,655,770	15,352,949

Derivative assets (Held for hedging)	—	59,272	—	59,272

Total	3,633,765	15,921,991	1,699,542	21,255,298

Financial liabilities:
Financial liabilities held for trading
Deposits due to customers	25,964	—	—	25,964
Derivative liabilities	2,613	3,126,585	20,951	3,150,149

Sub-total	28,577	3,126,585	20,951	3,176,113

Financial liabilities designated at FVTPL
Equity-linked securities	—	—	160,057	160,057
Debentures	—	91,739	—	91,739

Sub-total	—	91,739	160,057	251,796

Derivative liabilities (Held for hedging)	—	67,754	—	67,754

Total	28,577	3,286,078	181,008	3,495,663

(*1)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

(*2)

Certain AFS unquoted equity securities were measured at cost as of December 31, 2017, that amounted to 37,092 million Won. These unquoted equity instruments mostly represent minority investments in structured entity vehicles, such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value were not available to obtain, (b) there was a significant variance in likely estimated cash flows or (c) the probabilities for various estimated cash flows could not be measured reliably. In addition, the Group has no intention to dispose these investments in the foreseeable future.

Financial assets and liabilities at fair value through profit or loss mandatorily measured at fair value, financial liabilities at fair value through profit or loss designated as upon initial recognition, financial assets at FVTOCI, and derivative assets (Held for hedging) and liabilities (Held for hedging) are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

	Valuation methods	Input variables
Loans	The fair value of Loans is measured by the Binomial tree given the values of underlying assets and volatility.	Values of underlying assets, Volatility

Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate, credit spread

Equity securities, capital contributions and Beneficiary certificates

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, Beta, etc.

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, currency swap and currency forward that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Equity-linked securities	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, volatility, correlation coefficient, credit spread, and foreign exchange rate

Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, forward rate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial tree	Stock, Volatility of underlying asset	14.84%~38.77%	Fair value increases as volatility of underlying asset increases.
Derivative assets	Option valuation model and others	Correlation coefficient	0.9~0.98	Variation of fair value increases as correlation coefficient increases.
		Volatility of underlying asset	9.06%~25.69%	Variation of fair value increases as volatility increases.
Derivative liabilities	Option valuation model and others	Correlation coefficient	0.9~0.98	Variation of fair value increases as correlation coefficient increases.
		Volatility of underlying asset	9.06%~25.69%	Variation of fair value increases as volatility increases.
Equity-linked securities	Monte Carlo Simulation and others	Correlation coefficient	0.005~0.674

Equity-linked securities’ variation of fair value increases if both volatility and correlation coefficient increase. However, when correlation coefficient decreases despite the increase in volatility, the variation of fair value of a compound financial instrument may decrease.

		Volatility of underlying asset	19.99%~24.81%
Equity securities, capital contributions and Beneficiary certificates	External appraisal value and others	Expected growth rate	0.00%	Fair value increases as expected growth rate increases.
		Discount rate	1.09%~18.71%	Fair value increases as discount rate decreases.
		Volatility of real estate sale price	0.00%	Fair value increases as volatility of real estate sale price increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For nine months ended September 30, 2018
	January 1, 2018	Net Income (loss) (*1)	Other comprehensiv-e income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	September 30, 2018
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value
Debt securities	9,694	131	—	—	(4,277)	—	5,548
Equity securities	280,171	37,028	—	50,105	(2,636)	—	364,668
Capital contributions	294,121	12,587	—	95,527	(21,765)	—	380,470
Beneficiary certificates	654,066	15,000	—	3,249,833	(3,132,224)	—	786,675
Loans	165,001	7,583	—	125,963	(68,640)	—	229,907
Derivative assets	19,346	67,004	—	660	(50,966)	—	36,044

Sub-total	1,422,399	139,333	—	3,522,088	(3,280,508)	—	1,803,312

Financial assets at FVTOCI
Equity securities	451,287	—	22,080	334	(30)	—	473,671

Total	1,873,686	139,333	22,080	3,522,422	(3,280,538)	—	2,276,983

Financial liabilities:
Financial liabilities at fair value through profit or loss mandatorily measured at fair value
Derivative liabilities	20,951	76,718	—	(3,315)	(50,921)	—	43,433
Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities	160,057	4,967	—	184,312	(161,803)	—	187,533

Total	181,008	81,685	—	180,997	(212,724)	—	230,966

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The gain amounting to 75,357 million Won for nine months ended September 30, 2018, which is from financial assets and liabilities that the Group holds as at the end of the periods, has been recognized in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

	For the nine months ended September 30, 2017
	January 1, 2017	Net Income (loss) (*1)	Other comprehensiv- e income	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	September 30, 2017
Financial assets:
Financial assets held for trading
Derivative assets	23,153	24,713	—	583	(17,837)	—	30,612
Financial assets designed at FVTPL
Debt securities	4,348	127	—	2,000	—	—	6,475
Equity securities	12,652	(147)	—	—	—	—	12,505

Sub-total	17,000	(20)	—	2,000	—	—	18,980

AFS financial assets
Equity securities	1,024,935	22,182	17,595	47,700	(39,524)	—	1,072,888
Beneficiary certificates	530,511	1,982	1,087	200,722	(90,330)	—	643,972

Sub-total	1,555,446	24,164	18,682	248,422	(129,854)	—	1,716,860

Derivative assets	99	185	—	—	(284)	—	—

Total	1,595,698	49,042	18,682	251,005	(147,975)	—	1,766,452

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	33,524	22,094	—	500	(18,294)	—	37,824
Financial liabilities designated at FVTPL
Equity-linked securities	673,709	104,217	—	—	(428,517)	—	349,409

Total	707,233	126,311	—	500	(446,811)	—	387,233

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The loss amounting to 62,894 million Won for the nine months ended September 30, 2017, which is from financial assets and liabilities that the Group holds, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

(4)	Sensitivity analysis on the unobservable inputs used for measuring Level 3 financial instruments

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

The equity investments classified as Level 3 equity securities whose costs(2,507,949 million Won and 1,880,550 million Won as of September 30, 2018 and December 31, 2017)are considered to provide the best estimate of fair value are excluded from sensitivity analysis(1,583,825 million Won and 1,146,751 million Won as of September 30, 2018 and December 31, 2017).

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a Level 3 financial instruments (Unit: Korean Won in millions):

	September 30, 2018
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	2,923	(2,601)	—	—
Loans	242	(197)	—	—
Debt securities	890	(875)	—	—
Equity securities (*2) (*3)	11,080	(7,913)	—	—
Beneficiary certificates (*3)	1,581	(1,580)	—	—
Financial assets at FVTOCI
Equity securities (*2) (*3)	—	—	20,905	(9,011)

Total	16,716	(13,166)	20,905	(9,011)

Financial liabilities:
Financial liabilities at fair value through profit or loss mandatorily measured at fair value Derivative liabilities (*1)	2,770	(3,081)	—	—
Financial liabilities at fair value through profit or loss designated as upon initial recognition Equity-linked securities (*1)	1,034	(1,103)	—	—

Total	3,804	(4,184)	—	—

	December 31, 2017
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading Derivatives assets (*1)	1,234	(526)	—	—
Financial assets designated at FVTPL
Debt securities (*4)	265	(309)	—	—
Equity securities (*4)	670	(624)	—	—
AFS Financial assets
Equity securities (*2)(*3)	—	—	28,583	(15,246)
Beneficiary certificates (*3)	—	—	1,861	(1,857)

Total	2,169	(1,459)	30,444	(17,103)

Financial liabilities:
Financial liabilities held for trading Derivative liabilities (*1)	5	(513)	—	—
Financial liabilities designated at FVTPL Equity-linked securities (*1)	8	(7)	—	—

Total	13	(520)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*3)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.

(*4)	Changes of fair value are measured by increasing or decreasing the discount rate by 10%, which is major unobservable variable, respectively.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	September 30, 2018
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,469,807	16,681,848	—	19,151,655	19,121,604
Loans and other financial assets at amortized cost	—	—	279,093,530	279,093,530	278,684,897
Financial liabilities:
Deposits due to customers	—	237,381,794	—	237,381,794	237,359,059
Borrowings	—	15,894,783	—	15,894,783	15,862,477
Debentures	—	28,384,433	—	28,384,433	28,102,679
Other financial liabilities	—	23,194,928	—	23,194,928	23,197,293

	December 31, 2017
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	1,206,292	15,509,387	—	16,715,679	16,749,296
Loans and receivables	—	—	265,570,649	265,570,649	267,106,204
Financial liabilities:
Deposits due to customers	—	234,682,775	—	234,682,775	234,695,084
Borrowings	—	14,754,506	—	14,754,506	14,784,706
Debentures	—	27,889,781	—	27,889,781	27,869,651
Other financial liabilities	—	13,890,789	—	13,890,789	13,892,461

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized costs are given as follows:

	Valuation methods	Input variables
Securities at amortized cost(HTM financial assets in previous year)

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate and credit spread

Loans and other financial assets at amortized cost (Loans and receivables in previous year)

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment-rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate and forward rate

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2018
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Held for hedging)	Total
Deposits	27,045	—	19,338,144	—	19,365,189
Securities	3,449,460	16,167,617	19,121,604		38,738,681
Loans	322,907	—	248,115,899	—	248,438,806
Derivative assets	1,921,399	—	—	13,716	1,935,115
Other financial assets	—	—	11,230,854	—	11,230,854

Total	5,720,811	16,167,617	297,806,501	13,716	319,708,645

Financial liabilities	September 30, 2018
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Held for hedging)	Total
Deposits due to customers	27,266	237,359,059	—	237,386,325
Borrowings	187,533	15,862,477	—	16,050,010
Debentures	—	28,102,679	—	28,102,679
Derivative liabilities	2,007,243	—	74,107	2,081,350
Other financial liabilities(*)	—	23,241,001	—	23,241,001

Total	2,222,042	304,565,216	74,107	306,861,365

(*)	Other financial liabilities include 43,708 million Won of financial guarantee liabilities measured at amortized cost included in provisions.

	December 31, 2017
Financial assets	Financial assets at FVTPL	AFS financial assets	HTM financial assets	Loans and receivables	Derivatives assets (Held for hedging)	Total
Deposits	25,972	—	—	8,868,378	—	8,894,350
Securities	2,701,330	15,352,950	16,749,296	—	—	34,803,576
Loans	—	—	—	251,523,301	—	251,523,301
Derivative assets	3,115,775	—	—	—	59,272	3,175,047
Other financial assets	—	—	—	6,714,525	—	6,714,525

Total	5,843,077	15,352,950	16,749,296	267,106,204	59,272	305,110,799

Financial liabilities	September 30, 2017
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Held for hedging)	Total
Deposits due to customers	25,964	234,695,084	—	234,721,048
Borrowings	160,057	14,784,706	—	14,944,763
Debentures	91,739	27,869,651	—	27,961,390
Derivative liabilities	3,150,149	—	67,754	3,217,903
Other financial liabilities(*)	—	13,964,158	—	13,964,158

Total	3,427,909	291,313,599	67,754	294,809,262

(*)	Other financial liabilities include 71,697 million Won of financial guarantee liabilities measured at amortized cost included in provisions.

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial instruments

Transferred financial assets that do not meet the condition of derecognition in their entirety.

a)	Disposal of securities under repurchase agreements

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		September 30, 2018	December 31, 2017
Assets transferred	AFS financial assets	—	9,998
	Securities at amortized cost	5,548	—
	HTM financial assets	—	5,436

	Total	5,548	15,434

Related liabilities	Bonds sold under repurchase agreements	3,348	3,173

b)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Group does not derecognize them from the financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned are as follows (Unit: Korean Won in millions):

		September 30, 2018	December 31, 2017	Loaned to
Financial assets at FVTOCI	Korean treasury, government bonds and others	70,210	—	Korea Securities Finance Corporation
AFS financial assets	Korean treasury, government bonds and others	—	170,256	Korea Securities Finance Corporation and others

	Total	70,210	170,256

The details of the transferred financial assets that are not meet the condition of derecognition in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are explained in Note 18.

(2)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been offset with part of unpaid domestic exchange payable or uncollected domestic exchange receivables and has been disclosed in loans at amortized cost and other financial assets (loans and receivables in previous year) or other financial liabilities of the Group’s statements of financial position.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Group under the circumstances of the trading party’s defaults, insolvency or bankruptcy, the right of offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets and derivative liabilities, receivable spot exchange and payable spot exchange can be offset.

The Group has entered into a resale and repurchase agreement and accounted it as a collateralized borrowing. The Group has also entered into a resale and purchase agreement and accounted it as a secured advance. The resale and repurchase agreements can have the offsetting right only under the trading party’s default, insolvency or bankruptcy, which do not satisfy the offsetting criteria of K-IFRS 1032. The Group recorded the collateralized borrowing in borrowings and the secured loans in loans and receivables. The Group under the repurchase agreements has offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of K-IFRS 1032. The Group disclosed bonds purchased under resale agreements as loan at amortized cost and other financial assets (loans and receivables in previous year) and bonds sold under repurchase agreements as borrowings.

As of September 30, 2018 and December 31, 2017, the financial instruments to be off set and may be covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	September 30, 2018
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets and others (*1)	1,846,834	—	1,846,834	8,392,198	21,770	407,473
Receivable spot exchange (*2)	6,974,607	—	6,974,607
Bonds purchased under resale agreements (*2)	4,758,495	—	4,758,495	4,758,495	—	—
Domestic exchanges receivable (*2)(*5)	27,364,546	26,697,317	667,229	—	—	667,229

Total	40,944,482	26,697,317	14,247,165	13,150,693	21,770	1,074,702

	September 30, 2018
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,140,768	—	2,140,768	8,369,621	176,483	569,088
Payable spot exchange (*3)	6,974,424	—	6,974,424
Bonds sold under repurchase agreements (*4)	3,348	—	3,348	3,348	—	—
Domestic exchanges payable (*3)(*5)	32,395,185	26,697,317	5,697,868	3,408,953	—	2,288,915

Total	41,513,725	26,697,317	14,816,408	11,781,922	176,483	2,858,003

(*1)	The items include derivatives held for trading, derivatives held for hedging and equity-linked securities.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2017
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,992,476	1,710	2,990,766	5,787,448	174,415	796,629
Receivable spot exchange (*2)	3,767,726	—	3,767,726
Bonds purchased under resale agreements (*2)	16,859,064	—	16,859,064	16,859,064	—	—
Domestic exchanges receivable (*2)(*5)	39,050,227	38,985,354	64,873	—	—	64,873

Total	62,669,493	38,987,064	23,682,429	22,646,512	174,415	861,502

	December 31, 2017
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,160,217	1,710	3,158,507	5,866,682	157,750	857,961
Payable spot exchange (*3)	3,723,886	—	3,723,886
Bonds sold under repurchase agreements (*4)	3,173	—	3,173	3,173	—	—
Domestic exchanges payable (*3)(*5)	40,284,515	38,985,354	1,299,161	1,293,931	—	5,230

Total	47,171,791	38,987,064	8,184,727	7,163,786	157,750	863,191

(*1)	The items include derivatives held for trading, derivatives for hedging and equity linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented at as net amounts.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)		Financial statements as of (2018)
Joint ventures and Associates	Main business	September 30, 2018	December 31, 2017
Woori Bank:
Kumho Tire Co., Inc. (*1)	Manufacturing	—	14.2	—
Woori Service Networks Co., Ltd. (*4)	Freight & staffing services	4.9	4.9	August 31	(*3)
Korea Credit Bureau Co., Ltd. (*5)	Credit information	9.9	9.9	September 30
Korea Finance Security Co., Ltd. (*4)	Security service	15.0	15.0	August 31	(*3)
Chin Hung International Inc. (*2)	Construction	25.3	25.3	August 31	(*3)
Poonglim Industrial Co., Ltd. (*9)	Construction	—	29.4	—
STX Engine Co., Ltd. (*10)	Manufacturing	—	29.2	—
STX Corporation (*10)	Wholesale of non-specialized goods	—	19.7	—
Saman Corporation (*5)	General construction Technology service	9.2	9.2	June 30	(*3)
Dongwoo C & C Co., Ltd. (*6)	Construction	23.2	23.2	—
SJCO Co., Ltd. (*6)	Aggregate transportation and wholesale	26.5	26.5	—
G2 Collection Co., Ltd. (*6)	Wholesale and retail sales	28.9	28.9	—

		Percentage of ownership (%)		Financial statements as of (2018)
Joint ventures and Associates	Main business	September 30, 2018	December 31, 2017
The Base Enterprise Co., Ltd. (*6)	Manufacturing	48.4	48.4	—
Kyesan Engineering Co., Ltd. (*6)	Construction	23.2	23.2	—
Good Software Lab Co., Ltd. (*6)	Service	28.9	28.9	—
Wongwang Co., Ltd. (*6)	Wholesale and real estate	29.0	29.0	—
Sejin Construction Co., Ltd. (*6)	Construction	29.6	29.6	—
QTS Shipping Co., Ltd. (*6)	Complex transportation brokerage	49.4	49.4	—
DAEA SNC Co., Ltd. (*6)	Wholesale and retail sales	24.0	24.0	—
ARES-TECH Co., Ltd. (*6)	Electronic component manufacturing	23.4	23.4	—
Reading Doctors Co., Ltd. (*6)	Other services	35.4	35.4	—
PREXCO Co., Ltd. (*6)	Manufacturing	28.1	28.1	—
Hyunwoo International Co., Ltd. (*11)	Manufacturing	—	25.9	—
Jiwon Plating Co., Ltd. (*6)	Plating	20.5	20.5	—
Cultizm Korea LTD Co., Ltd. (*6)	Wholesale and retail sales	31.3	31.3	—
Gil Co.,Ltd. (*6)	Manufacturing	26.1	26.1	—
NK Eng Co., Ltd. (*6)	Manufacturing	23.1	23.1	—
Youngdong Sea Food Co., Ltd. (*6)(*7)	Processed sea food manufacturing	24.0	—	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	September 30
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	September 30
K BANK Co., Ltd. (*5)	Finance	14.6	13.0	August 31	( *3)
Smart Private Equity Fund No.2	Other financial services	20.0	20.0	September 30
Woori Bank-Company K Korea Movie Asset Fund	Other financial services	25.0	25.0	September 30
Well to Sea No. 3 Private Equity Fund (*12)	Finance	50.0	50.0	June 30	( *3)
Partner One Value Up Ist Private Equity Fund (*8)	Other financial services	23.3	—	September 30
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership(*8)	Other financial services	20.0	—	September 30
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund (*8)	Other financial services	25.0	—	September 30
Woori Investment Bank Co., Ltd.
Nomura-Rifa Private Real Estate Investment Trust No.17	Other financial services	21.9	25.0	September 30
Woori Private Equity Asset Management Co., Ltd.
Uri Hanhwa Eureka Private Equity Fund(*8)	Other financial services	0.8	—	September 30

(*1)

The Group did not have significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution, and thus the entity was excluded from the investment in associates for the nine months ended September 30, 2018.

(*2)	The investments in associates that have quoted market prices are Chin Hung International Inc. (current period: KRW 1,970, previous year: KRW 1,915).
(*3)	The significant transactions and events between the end of reporting period of the associates and the Group have been properly incorporated.
(*4)	Most of the significant business transactions of associates are with the Group as of September 30, 2018 and December 31, 2017.
(*5)	The Group can participate in decision-making body and exercise significant influence over associates through business partnerships.
(*6)	The carrying values of investments in associates are nil as of September 30, 2018 and December 31, 2017.
(*7)

Even though the Group’s ownership ratio of the entity was more than 20%, the Group did not have significant influence over the entity because the entity was going through workout process under receivership and thus was excluded from the investment in associates. However, as the workout process was completed for the nine months ended September 30, 2018, it has been included in the investment in associates.

(*8)	Due to capital contribution by the Group for the nine months ended September 30, 2018, the entities has been included in the investment in associates.
(*9)

The Group did not have significant influence over the entity due to the fact that the entity was going through workout process, and thus the entity was excluded from the investment in associates for the nine months ended September 30, 2018.

(*10)	The entity was sold after it was transferred to assets held for sale and was excluded from the investment in associates.
(*11)	The entity was excluded from the associate as the group sold its entire stake during the nine months ended September 30, 2018.
(*12)

The Group has entered into a contract whereas the Group (or a third party designated by the Group) obtains a preemptive right to acquire the base assets (Aju Capital Co. Ltd.) of Well to Sea No. 3 Private Equity Fund, an affiliate of the Group, when the Fund disposes them.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2018
	Acquisition cost	January 1, 2018	Share of profits (losses)	Acquisi- tion	Disposal and others (*)	Dividends	Change in Capital	September 30, 2018
Kumho Tire Co., Inc.	175,652	98,933	(10,451)	—	(83,286)	—	(5,196)	—
Woori Service Networks Co., Ltd.	108	158	2	—	—	(2)	—	158
Korea Credit Bureau Co., Ltd.	3,313	5,816	933	—	—	(113)	—	6,636
Korea Finance Security Co., Ltd.	3,267	3,519	36	—	—	(54)	1	3,502
Chin Hung International Inc.	130,779	45,101	(729)	—	—	—	(1,723)	42,649
Poonglim Industrial Co., Ltd.	13,916	—	—	—	—	—	—	—
STX Corporation	50,760	6,947	(816)	—	(5,865)	—	(266)	—
Saman Corporation	8,521	1,254	(87)	—	—	—	34	1,201
Woori Growth Partnerships New Technology Private Equity Fund	28,833	27,611	1,162	—	(3,346)	(484)	—	24,943
2016KIF-IMM Woori Bank Technology Venture Fund	14,250	6,840	—	7,410	—	—	1,243	15,493
K BANK Co., Ltd.	55,397	31,735	(8,015)	10,004	—	—	198	33,922
Smart Private Equity Fund No.2	3,000	2,932	(32)	—	—	—	—	2,900
Woori Bank-Company K Korea Movie Asset Fund	3,000	2,957	22	—	—	—	—	2,979
Well to Sea No.3 Private Equity Fund	101,992	182,309	16,183	—	(508)	(258)	(6,447)	191,279
Partner One Value Up Ist Private Equity Fund	10,000	—	(48)	10,000	—	—	—	9,952
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	3,268	—	—	3,268	—	—	—	3,268
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	1,525	—	—	1,525	—	—	—	1,525
Nomura-Rifa Private Real Estate Investment Trust No.17	1,000	939	(83)	—	—	—	—	856
Uri Hanhwa Eureka Private Equity Fund	350	—	(10)	350	—	—	—	340

Total	608,931	417,051	(1,933)	32,557	(93,005)	(911)	(12,156)	341,603

(*)

Investments in joint ventures and associates decreased by 83,286 million Won through transfers to financial assets at FVTOCI(K-IFRS 1109) which occurred during the nine months ended September 30, 2018.

	For the nine months ended September 30, 2017
	Acquisition cost	January 1, 2017	Share of profits (losses)	Acquisi- tion (*)	Disposal and others	Divide-nds	Change in Capital	Others (*)	September 30, 2017
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	—	15,289	(4,621)	—	(7,333)	(3,298)	—	—	37
Kumho Tire Co., Inc.	175,652	200,332	(6,845)	—	—	—	397	—	193,884
Woori Service Networks Co., Ltd.	108	145	10	—	—	(8)	—	—	147
Korea Credit Bureau Co., Ltd.	3,313	5,592	457	—	—	(149)	—	—	5,900
Korea Finance Security Co., Ltd.	3,266	3,376	106	—	—	(54)	—	—	3,428
Chin Hung International Inc.	89,725	43,032	(18,098)	41,053	—	—	1,562	(26,144)	41,405
Poonglim Industrial Co., Ltd.	13,916	—	—	—	—	—	—	—	—
STX Engine Co., Ltd.	92,038	43,036	(300)	—	—	—	4,230	—	46,966

	For the nine months ended September 30, 2017
	Acquisition cost	January 1, 2017	Share of profits (losses)	Acquisi- tion (*)	Disposal and others	Divide-nds	Change in Capital	Others (*)	September 30, 2017
SamHo Co., Ltd.	7,492	19,729	2,021	—	(16,354)	—	(73)	(5,323)	—
STX Corporation	42,215	—	(28,520)	8,546	—	—	690	27,772	8,488
Saman Corporation	8,521	8,699	(872)	—	—	—	26	—	7,853
Woori Growth Partnerships New Technology Private Equity Fund	13,602	13,118	(376)	15,099	(498)	—	(156)	—	27,187
2016KIF-IMM Woori Bank Technology Venture Fund	1,800	1,800	—	4,140	—	—	—	—	5,940
K BANK Co., Ltd.	32,500	30,442	(8,501)	11,172	—	—	(139)	25	32,999
Smart Private Equity Fund No.2	3,000	—	(58)	3,000	—	—	—	—	2,942
Woori Bank-Company K Korea Movie Asset Fund	1,500	—	(28)	1,500	—	—	—	—	1,472
Well to Sea No.3 Private Equity Fund	102,500	—	76,962	102,500	(250)	—	—	—	179,212
Woori Renaissance Holdings	—	54,422	(622)	—	—	(57,109)	—	3,309	—

	591,148	439,012	10,715	187,010	(24,435)	(60,618)	6,537	(361)	557,860

(*)	Changes in investments in joint ventures and associates due to debt-equity swap is 51,227 million Won.

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	September 30, 2018
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Service Networks Co., Ltd.	5,013	1,809	11,543	843
Korea Credit Bureau Co., Ltd.	86,617	22,155	55,849	8,354
Korea Finance Security Co., Ltd.	33,817	10,481	43,588	185
Chin Hung International Inc.	389,473	317,354	442,614	(1,263)
Saman Corporation	97,340	69,417	54,579	(751)
Woori Growth Partnerships New Technology Private Equity Fund	108,524	439	6,423	5,035
2016KIF-IMM Woori Bank Technology Venture Fund	74,944	—	12	(750)
K BANK Co., Ltd.	1,941,827	1,727,813	41,684	(44,317)
Smart Private Equity Fund No.2	14,554	52	1	(158)
Woori Bank-Company K Korea Movie Asset Fund	11,918	—	1,002	818
Well to Sea No.3 Private Equity Fund	5,616,196	5,060,956	279,833	26,075
Partner One Value Up Ist Private Equity Fund	42,951	158	186	(206)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	15,292	379	197	(1,008)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	6,103	89	1	(86)
Nomura-Rifa Private Real Estate Investment Trust No.17	20,232	16,333	53	(62)
Uri Hanhwa Eureka Private Equity Fund	42,331	63	—	(1,232)

	December 31, 2017
	Assets	Liabilities	Operating revenue	Net income (loss)
Kumho Tire Co., Inc.	5,105,107	3,928,327	2,136,569	(61,748)
Woori Service Networks Co., Ltd.	4,982	1,780	14,887	1,003
Korea Credit Bureau Co., Ltd.	75,504	19,323	68,750	3,580
Korea Finance Security Co., Ltd.	33,915	10,461	55,610	1,071
Chin Hung International Inc.	341,284	259,454	513,285	28,698
Poonglim Industrial Co., Ltd.	241,063	309,925	107,360	(29,812)
STX Corporation	595,348	543,458	1,371,272	342,869
Saman Corporation	98,435	69,929	76,135	(6,096)
Woori Growth Partnerships New Technology Private Equity Fund	120,133	485	1,024	(3,199)
2016KIF-IMM Woori Bank Technology Venture Fund	32,815	380	6	(1,515)

	December 31, 2017
	Assets	Liabilities	Operating revenue	Net income (loss)
K BANK Co., Ltd.	1,244,270	1,001,121	19,231	(74,403)
Smart Private Equity Fund No.2	14,711	51	1	(340)
Woori Bank-Company K Korea Movie Asset Fund	11,830	2	16	(172)
Well to Sea No.3 Private Equity Fund	5,068,424	4,534,957	131,488	162,743
Nomura-Rifa Private Real Estate Investment Trust No.17	20,265	16,507	62	(242)

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of September 30, 2018 and December 31, 2017, are as follows:

	September 30, 2018
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,696	41.0
Jehin Trading Co., Ltd.	81,610	27.3
The Season Company Co., Ltd.	18,187	30.1
Yuil PESC Co., Ltd.	8,642	24.0
Sinseong Trading Co., Ltd.	2,584	27.2
CL Tech Co., Ltd.	13,759	38.6
Force TEC Co., Ltd.	4,780,907	25.8
Poonglim Industrial Co., Ltd.	4,142,782	29.1

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in associates.

	December 31, 2017
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	465,050	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,696	41.0
Jehin Trading Co., Ltd.	81,610	27.3
The Season Company Co., Ltd.	18,187	30.1
Yuil PESC Co., Ltd.	8,642	24.0
Youngdong Sea Food Co., Ltd.	12,106	24.0
Sinseong Trading Co., Ltd.	2,584	27.2
CL Tech Co., Ltd.	13,759	38.6
Force TEC Co., Ltd.	4,780,907	25.8
Protronics Co., Ltd.	95,921	48.1
Instern Co., Ltd.	14,296	20.1

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in associates.

(5)

As of September 30, 2018 and December 31, 2017, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	September 30, 2018
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori Service Networks Co., Ltd.	3,204	4.9	158	—	—	—	158
Korea Credit Bureau Co., Ltd.	64,462	9.9	6,390	246	—	—	6,636
Korea Finance Security Co., Ltd.	23,336	15.0	3,502	—	—	—	3,502
Chin Hung International Inc. (*)	71,975	25.3	18,214	24,565	—	(130)	42,649
Saman Corporation	27,923	9.2	2,566	5,373	(6,738)	—	1,201
Woori Growth Partnerships New Technology Private Equity Fund	108,085	23.1	24,943	—	—	—	24,943
2016KIF-IMM Woori Bank Technology Venture Fund	74,944	20.0	14,989	—	—	504	15,493
K BANK Co., Ltd.	214,014	14.6	31,199	2,529	—	194	33,922
Smart Private Equity Fund No.2	14,502	20.0	2,900	—	—	—	2,900
Woori Bank-Company K Korea Movie Asset Fund	11,918	25.0	2,979	—	—	—	2,979
Well to Sea No.3 Private Equity Fund (*)	383,495	50.0	191,654	—	—	(375)	191,279
Partner One Value Up Ist Private Equity Fund	42,793	23.3	9,952	—	—	—	9,952
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	14,913	20.0	2,983	—	—	285	3,268
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	6,014	25.0	1,504	—	—	21	1,525
Nomura-Rifa Private Real Estate Investment Trust No.17	3,899	21.9	854	—	—	2	856
Uri Hanhwa Eureka Private Equity Fund	42,268	0.8	338	—	—	2	340

(*)	The net asset amount is after reflecting debt-equity swap and others.

	December 31, 2017
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Kumho Tire Co., Inc. (*)	1,065,421	14.2	150,767	48,459	(102,843)	2,549	98,932
Woori Service Networks Co., Ltd.	3,202	4.9	158	—	—	—	158
Korea Credit Bureau Co., Ltd.	56,181	9.9	5,568	248	—	—	5,816
Korea Finance Security Co., Ltd.	23,454	15.0	3,519	—	—	—	3,519
Chin Hung International Inc. (*)	81,686	25.3	20,671	24,565	—	(136)	45,100
Poonglim Industrial Co., Ltd. (*)	(168,154)	29.4	(49,446)	54,542	(20,504)	15,408	—
STX Corporation	51,890	19.7	10,232	24,614	(27,904)	5	6,947
Saman Corporation	28,506	9.2	2,619	5,373	(6,738)	—	1,254
Woori Growth Partnerships New Technology Private Equity Fund	119,648	23.1	27,611	—	—	—	27,611
2016KIF-IMM Woori Bank Technology Venture Fund	32,435	20.0	6,487	—	—	353	6,840
K BANK Co., Ltd.	243,149	13.0	31,535	—	—	200	31,735
Smart Private Equity Fund No.2	14,660	20.0	2,932	—	—	—	2,932
Woori Bank-Company K Korea Movie Asset Fund	11,828	25.0	2,957	—	—	—	2,957
Well to Sea No.3 Private Equity Fund (*)	364,909	50.0	182,366	—	—	(57)	182,309
Nomura-Rifa Private Real Estate Investment Trust No.17	3,758	25.0	939	—	—	—	939

(*)	The net asset amount is after reflecting debt-equity swap and others.

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Acquisition cost	419,911	404,741
Accumulated depreciation	(37,522)	(33,440)

Net carrying value	382,389	371,301

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2018	2017
Beginning balance	371,301	358,497
Acquisition	10,225	5,080
Disposal	(3,040)	(397)
Depreciation	(3,022)	(2,986)
Reversal of impairment loss	—	112
Transfers	7,025	1,580
Classified to held for sale	—	(464)
Foreign currencies translation adjustments	(173)	(67)
Others	73	—

Ending balance	382,389	361,355

(3)	Rental fee earned from investment properties is amounting to 3,738 million Won and 3,789 million Won for the nine months ended September 30, 2018 and 2017, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	September 30, 2018
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,481,566	866,829	1,097,022	441,584	8,324	20	3,895,345
Accumulated depreciation	—	(203,942)	(868,794)	(384,298)	—	(17)	(1,457,051)

Net carrying value	1,481,566	662,887	228,228	57,286	8,324	3	2,438,294

	December 31, 2017
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,487,278	867,804	1,024,186	429,665	64,559	20	3,873,512
Accumulated depreciation	—	(186,958)	(844,114)	(364,878)	—	(17)	(1,395,967)

Net carrying value	1,487,278	680,846	180,072	64,787	64,559	3	2,477,545

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2018
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,487,278	680,846	180,072	64,787	64,559	3	2,477,545
Acquisitions	933	9,192	40,304	9,645	7,384	—	67,458
Disposals	—	—	(144)	(740)	—	—	(884)
Depreciation	—	(19,464)	(56,183)	(24,358)	—	—	(100,005)
Classified to held for sale	(3,651)	(2,592)	—	—	—	—	(6,243)
Transfer	(2,473)	(4,552)	63,432	—	(63,432)	—	(7,025)
Foreign currencies translation adjustments	(521)	(534)	(343)	204	(187)	—	(1,381)
Acquisition through business combination	—	—	969	661	—	—	1,630
Others	—	(9)	121	7,087	—	—	7,199

Ending balance	1,481,566	662,887	228,228	57,286	8,324	3	2,438,294

	For the nine months ended September 30, 2017
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,488,745	691,699	189,902	68,958	18,717	4	2,458,025
Acquisitions	4,244	17,932	46,917	16,851	47,736	—	133,680
Disposals	(891)	(2,593)	(319)	(606)	—	—	(4,409)
Depreciation	—	(19,602)	(56,447)	(24,887)	—	(1)	(100,937)
Classified to assets held for sale	(3,642)	(1,059)	614	—	—	—	(4,087)
Transfer	4,200	(58)	5,471	—	(5,624)	—	3,989
Foreign currencies translation adjustments	(674)	(624)	(665)	(545)	(274)	—	(2,782)
Others	—	(9)	1,212	6,043	—	—	7,246

Ending balance	1,491,982	685,686	186,685	65,814	60,555	3	2,490,725

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2018
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Acquisition cost	150,350	208,878	1,213	463,905	721,916	26,961	9,026	1,582,249
Accumulated amortization	—	(173,965)	(654)	(213,965)	(569,957)	—	—	(958,541)
Accumulated impairment losses	—	—	—	—	(137)	(3,376)	—	(3,513)

Net carrying value	150,350	34,913	559	249,940	151,822	23,585	9,026	620,195

	December 31, 2017
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Acquisition cost	108,707	203,418	1,063	260,087	634,150	27,337	153,209	1,387,971
Accumulated amortization	—	(162,746)	(524)	(182,846)	(516,467)	—	—	(862,583)
Accumulated impairment losses	—	—	—	—	(137)	(6,652)	—	(6,789)

Net carrying value	108,707	40,672	539	77,241	117,546	20,685	153,209	518,599

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September September 30, 2018
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Beginning balance	108,707	40,672	539	77,241	117,546	20,685	153,209	518,599
Acquisitions	—	4,982	150	27,019	39,070	5,117	82,960	159,298
Disposal	—	—	—	—	—	(2,937)	—	(2,937)
Amortization (*)	—	(11,027)	(130)	(31,111)	(53,885)	—	—	(96,153)
Reversal of impairment loss	—	—	—	—	—	725	—	725
Transfer	—	—	—	176,791	50,352	—	(227,143)	—
Acquisition through business combination	46,752	763	—	—	—	—	—	47,515
Foreign currencies translation adjustment	(5,109)	(477)	—	—	(637)	(5)	—	(6,228)
Others	—	—	—	—	(624)	—	—	(624)

Ending balance	150,350	34,913	559	249,940	151,822	23,585	9,026	620,195

(*)	Amortization of other intangible assets amounting to 38,483 million Won is included in other operating expenses.

	For the nine months ended September September 30, 2017
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Beginning balance	124,803	35,477	313	70,697	164,364	20,086	67,999	483,739
Acquisitions	105	9,351	170	21,735	17,824	560	80,316	130,061
Disposal	—	—	—	—	(38)	(866)	—	(904)
Amortization (*)	—	(12,212)	(87)	(17,326)	(45,539)	—	—	(75,164)
Impairment loss	—	—	—	—	—	(181)	—	(181)
Transfer	—	8,072	—	—	36	—	(8,108)	—
Foreign currencies translation adjustment	(8,364)	(99)	—	—	(968)	(33)	(402)	(9,866)
Others	—	3,521	—	(55)	(6,232)	(5)	—	(2,771)

Ending balance	116,544	44,110	396	75,051	129,447	19,561	139,805	524,914

(*)	Amortization of other intangible assets amounting to 36,419 million Won is included in other operating expenses.

17.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Investments in joint ventures and associates	—	46,217
Premises and equipment, etc. (*)	6,765	2,407

Total	6,765	48,624

(*)

As of September 30, 2018 and December 31, 2017, non-operating assets of the subsidiaries include land and buildings classified as assets held for sale amounting to 4,450 million Won and 840 million Won, respectively.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		September 30, 2018
		Collateral given to	Amount	Reason for collateral
Loan at amortized cost and other financial assets	Due from banks on time in local currency	DaishinAMC and others	1,500	Right of pledge
	Due from banks in local currencies	Samsung Securities Co., Ltd. and others	19,151	Margin deposit for futures or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	127,478	Foreign margin deposit for future or option and others
Financial assets at FVTOCI	Korean treasury and government bonds and others	The BOK and others	1,984,057	Settlement risk and others
Securities at amortized cost	Korean treasury and government bonds	Korea Securities Depository	5,548	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	The BOK and others	5,324,952	Settlement risk and others
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	6,064	Right to collateral and others

		Total	7,468,750

(*)

The Group has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements).

		December 31, 2017
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks on time in local currency	Bank of China and others	6,629	Collaterals for issuing letter of guarantee and others
	Due from banks in local currencies	Samsung Securities Co., Ltd. and others	10,809	Margin deposit for futures or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	9,136	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Korean financial institutions’ debt securities and others	Yuanta Securities Co., Ltd. and others	501,523	Substitute securities and others
AFS financial assets	Korean treasury and corporate bonds	Korea Securities Depository and others	9,998	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	The BOK and others	1,570,608	Settlement risk and others
HTM financial assets	Korean treasury and government bonds	Korea Securities Depository	5,436	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions’ debt securities and others	The BOK and others	7,605,292	Settlement risk and others
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	6,186	Leasehold rights and others

		Total	9,725,617

(*)

The Group has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements).

(2)

There are no the carrying amounts of assets acquired through foreclosure and the carrying amounts of assets acquired through foreclosure of December 31, 2017 are as follows. (Unit: Korean Won in millions):

December 31, 2017
Land	332
Buildings	44

Total	376

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		September 30, 2018	December 31, 2017	Loaned to
Financial assets at FVTOCI	Korean treasury, government bonds and others	70,210	—	Korea Securities Finance Corporation
AFS financial assets	Korean treasury, government bonds and others	—	170,256	Korea Securities Finance Corporation and others

	Total	70,210	170,256

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities recognized through such transactions relates to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of September 30, 2018 and December 31, 2017 are as follows (Unit: Korean Won in millions):

	September 30, 2018
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	5,084,088	—

	December 31, 2017
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	17,671,490	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Prepaid expenses	223,051	130,245
Advance payments	10,920	18,363
Non-operative assets	—	376
Others	10,975	9,420

Total	244,946	158,404

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Financial liabilities at fair value through profit or loss mandatorily measured at fair value	2,034,509	—
Financial liabilities held for trading	—	3,176,113
Financial liabilities at fair value through profit or loss designated as upon initial recognition	187,533	—
Financial liabilities designated as at FVTPL	—	251,796

Total	2,222,042	3,427,909

(2)	Financial liabilities at fair value through profit or loss mandatorily measured at fair value(Financial liabilities held for trading) are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Deposits
Gold banking liabilities	27,266	25,964
Derivative liabilities	2,007,243	3,150,149

Total	2,034,509	3,176,113

(3)	Financial liabilities at fair value through profit or loss designated as upon initial recognition(Financial liabilities designated as at FVTPL) are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Equity-linked securities index
Equity-linked securities index in short position	187,533	160,057
Debentures
Debentures in local currency	—	91,739

Total	187,533	251,796

Financial liabilities at fair value through profit or loss designated as upon initial recognition are designated in order to eliminate or significantly reduce accounting mismatch arising from recognition or measurement.

(4)	Accumulated changes in credit risk adjustments to financial liabilities at fair value through profit or loss designated as upon initial recognition are as follows (Unit: Korean Won in millions):

September 30, 2018
Accumulated changes in credit risk adjustments	(60)

The adjustment to reflect Group’s credit risk is considered in measuring the fair value of equity-linked securities index and debentures. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of Group.

(5)

The difference between financial liabilities at fair value through profit or loss designated as upon initial recognition’s(Financial liabilities designated as at FVTPL) carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Carrying amount	187,533	251,796
Nominal amount at maturity	219,154	255,408

Difference	(31,621)	(3,612)

(6)	Changes in equity in relation to financial liabilities at fair value through profit or loss designated as upon initial recognition

1)

Realized cumulative gain or loss designated in other comprehensive income due to derecognition of financial liabilities at fair value through profit or loss designated as upon initial recognition is nil for the nine months ended September 30, 2018.

2)

Cumulative gains on financial liabilities at fair value through profit or loss designated as upon initial recognition replaced to retained earnings from other comprehensive income are as follows (Unit: Korean Won in millions):

For the nine months ended September 30, 2018
Equity-linked securities index:	(5)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Deposits in local currency:
Deposits on demand	8,617,162	9,349,070
Deposits at termination	197,915,725	194,292,679
Mutual installment	31,475	34,055
Deposits on notes payables	1,743,588	1,323,679
Deposits on CMA	144,652	164,431
Certificate of deposits	4,631,356	4,436,443
Other deposits	1,401,241	1,451,841

Sub-total	214,485,199	211,052,198

Deposits in foreign currency:
Deposits in foreign currencies	22,934,149	23,682,896

Present value discount	(60,289)	(40,010)

Total	237,359,059	234,695,084

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	September 30, 2018
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,454,339
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 3.5	1,814,404
Others	The Korea Development Bank and others	0.0 ~ 3.8	4,860,081

Sub-total			8,128,824

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 6.8	6,890,314
Offshore borrowings in foreign currencies	JPMORGAN CHASE BANK	2.8	33,381

Sub-total			6,923,695

Bills sold	Others	0.7 ~ 1.2	22,010
Call money	Bank and others	0.2 ~ 6.5	784,657
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 12.7	3,348
Present value discount			(57)

Total			15,862,477

	December 31, 2017
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,404,087
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.9	1,723,340
Others	The Korea Development Bank and others	0.0 ~ 3.2	3,957,421

Sub-total			7,084,848

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 6.8	6,996,551
Offshore borrowings in foreign currencies	Commonwealth Bank	1.8	28,285

Sub-total			7,024,836

Bills sold	Others	0.0 ~ 1.2	36,953
Call money	Bank and others	1.5 ~ 2.7	635,061
Bonds sold under repurchase agreements	Other financial institutions	0.6 ~ 12.7	3,173
Present value discount			(165)

Total			14,784,706

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	September 30, 2018		December 31, 2017
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond(*):
Ordinary bonds	1.5 ~ 4.5	22,156,256	1.5 ~ 5.8	22,468,908
Subordinated bonds	3.0 ~ 12.6	5,309,423	3.4 ~ 12.6	4,781,301
Other bonds	1.9 ~ 17.0	670,752	1.6 ~ 17.0	649,615

Sub-total		28,136,431		27,899,824

Discounts on bonds		(33,752)		(30,173)

Total		28,102,679		27,869,651

(*)

Included debentures under fair value hedge relationships are 3,439,515 million Won and 3,089,751 million Won as of September 30, 2018 and December 31, 2017, respectively. Also, debentures under cash flow hedge amounting to 719,101 million Won and 694,548 million Won are included as of September 30, 2018 and December 31, 2017.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Asset retirement obligation	67,197	61,872
Provisions for guarantees (*1)	80,724	183,247
Provisions for unused commitments	119,143	66,115
Provisions for customer reward credits	51,950	40,445
Other provisions (*2)	66,329	58,791

Total	385,343	410,470

(*1)	Provisions for guarantees includes provision for financial guarantee of 43,708 million Won and 71,697 million Won as of September 30, 2018 and December 31, 2017, respectively.
(*2)	Other provisions consist of provision for litigation and others.

(2)	Changes in provisions for guarantees and loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the nine months ended September 30, 2018
	Stage1	Stage2	Stage3	Total
Beginning balance (*)	47,132	18,281	127,511	192,924
Replaced with 12-month expected credit loss	99	(99)	—	—
Replaced with expected credit loss for the entire period	(922)	91,944	(91,022)	—
Replaced with credit-impaired financial assets	(18)	(29)	47	—
Provisions used	(15,772)	—	—	(15,772)
Net reversal of unused amount	(4,886)	(83,320)	(22,423)	(110,629)
Others	14,203	(2)	—	14,201

Ending balance	39,836	26,775	14,113	80,724

(*)	The beginning balance was restated in accordance with K-IFRS 1109.

For the nine months ended September 30, 2017
Beginning balance	238,117
Provisions provided	1,773
Provisions used	(17,260)
Reversal of provisions unused	(48,964)
Foreign currencies translation adjustments	53
Others	19,571

Ending balance	193,290

2)	Provisions for unused commitment

	For the nine months ended September 30, 2018
	Stage1	Stage2	Stage3	Total
Beginning balance (*)	75,232	27,875	1,878	104,985
Replaced with 12-month expected credit loss	7,605	(7,232)	(373)	—
Replaced with expected credit loss for the entire period	(2,565)	2,738	(173)	—
Replaced with credit-impaired financial assets	(187)	(280)	467	—
Net provision(reversal) of unused amount	(6,259)	20,655	(260)	14,136
Others	22	—	—	22

Ending balance	73,848	43,756	1,539	119,143

(*)	The beginning balance was restated in accordance with K-IFRS 1109.

For the nine months ended September 30, 2017
Beginning balance	87,909
Provisions provided	2,043
Provisions used	(35)
Reversal of provisions unused	(4,671)
Foreign currencies translation adjustments	14

Ending balance	85,260

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2018	2017
Beginning balance	61,872	58,076
Provisions provided	1,309	1,479
Provisions used	(767)	(987)
Reversal of provisions unused	(1,036)	(732)
Amortization	413	313
Increase in restoration costs and others	5,406	3,610

Ending balance	67,197	61,759

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of September 30, 2018, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

(4)	Changes in other provisions are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2018
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	40,445	58,791	99,236
Provisions provided	52,591	9,217	61,808
Provisions used	(75,792)	(7,521)	(83,313)
Reversal of unused amount	—	(33)	(33)
Foreign currencies translation adjustments	—	(20)	(20)
Transfer (*)	21,018	—	21,018
Others	13,688	5,895	19,583

Ending balance	51,950	66,329	118,279

(*)	As the credits of the affiliates were transferred to the Group, the allowance for the provisions for customer reward credits increased for the nine months ended September 30, 2018.

	For the nine months ended September 30, 2017
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	22,093	22,282	44,375
Provisions provided	46,713	3,970	50,683
Provisions used	(65,228)	(7,136)	(72,364)
Reversal of unused amount	—	(57)	(57)
Foreign currencies translation adjustments	—	(153)	(153)
Transfer (*)	17,507	—	17,507
Others	18,701	2,184	20,885

Ending balance	39,786	21,090	60,876

(*)	As the credits of the affiliates were transferred to the Group, the allowance for the provisions for customer reward credits increased for the nine months ended September 30, 2017.

24.	NET DEFINED BENEFIT LIABILITY

The characteristics of the Group’s defined benefit retirement pension plans are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds

A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation

Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Present value of defined benefit obligation	1,191,529	1,071,170
Fair value of plan assets	(1,079,009)	(1,027,906)

Net defined benefit liability	112,520	43,264

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2018	For the nine months ended September 30, 2017
Beginning balance	1,071,170	984,381
Current service cost	108,652	110,279
Interest cost	23,760	19,709
Remeasurements	46,260	(29,030)
Foreign currencies translation adjustments	(84)	(124)
Retirement benefit paid	(59,369)	(33,563)
Curtailment or settlement	—	(10,928)
Others	1,140	259

Ending balance	1,191,529	1,040,983

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2018	For the nine months ended September 30, 2017
Beginning balance	1,027,906	990,653
Interest income	25,013	22,682
Remeasurements	(12,585)	(11,301)
Employer’s contributions	96,273	18,000
Retirement benefit paid	(57,596)	(31,611)
Curtailment or settlement	—	(11,052)
Others	(2)	43,113

Ending balance	1,079,009	1,020,484

(4)

Plan assets wholly consist of fixed deposits as of September 30, 2018 and December 31, 2017, respectively. Among plan assets, realized returns on plan assets amount to 12,428 million Won and 11,381 million Won for the nine months ended September 30, 2018 and 2017, respectively.

Meanwhile, the contribution expected to be paid in the current accounting year amounts to 125,818 million Won.

(5)

Current service cost, net interest income, loss (gain) on the curtailment or settlement and remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2018	For the nine months ended September 30, 2017
Current service cost	108,652	110,279
Net interest income	(1,253)	(2,973)
Loss (gain) on the curtailment or settlement		124

Cost recognized in net income	107,399	107,430

Remeasurements(*)	58,845	(17,729)

Cost recognized in total comprehensive income	166,244	89,701

(*)	This is an amount before considering the tax effects.

Retirement benefit service costs related to defined contribution plans amount to 1,943 million Won and 3,317 million Won for the nine months ended September 30, 2018 and 2017, respectively.

(6)	Key actuarial assumptions used in defined benefit liability measurement are as follows:

	September 30, 2018	December 31, 2017
Discount rate	3.03%	3.18%
Future wage growth rate	6.18%	6.18%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

The weighted average maturity of defined benefit liability is 12.91 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		September 30, 2018	December 31, 2017
Discount rate	Increase by 1% point	(102,653)	(116,405)
	Decrease by 1% point	119,460	137,151
Future wage growth rate	Increase by 1% point	118,777	136,707
	Decrease by 1% point	(104,000)	(117,765)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Other financial liabilities:
Accounts payable	8,513,360	4,692,320
Accrued expenses	1,997,133	2,049,861
Borrowings from trust accounts	3,983,363	3,271,817
Agency business revenue	846,848	344,591
Foreign exchange payables	678,710	590,667
Domestic exchange payables	5,707,855	1,309,646
Other miscellaneous financial liabilities	1,472,472	1,635,156
Present value discount	(2,448)	(1,597)

Sub-total	23,197,293	13,892,461

Other liabilities:
Unearned income	178,096	180,664
Other miscellaneous liabilities	154,059	103,317

Sub-total	332,155	283,981

Total	23,529,448	14,176,442

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2018
	Nominal amount	Assets		Liabilities
		For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	92,637	—	—	—	—	—
Swaps	149,663,241	13,716	219,611	—	38,094	211,377
Purchase options	580,000	—	9,547	—	—	—
Written options	565,000	—	—	—	—	10,862
Currency:
Futures	528,844	—	—	—	—	—
Forwards	86,551,077	—	761,780	—	—	817,625
Swaps	63,300,098	—	794,912	36,013	—	763,702
Purchase options	2,184,281	—	20,039	—	—	—
Written options	3,605,850	—	—	—	—	25,875
Equity:
Futures	304,270	—	—	—	—	—
Swaps	364,847	—	491	—	—	8,972
Purchase options	5,567,550	—	114,833	—	—	—
Written options	6,548,368	—	—	—	—	168,656
Others:
Futures	855	—	—	—	—	—
Swaps	3,603	—	186	—	—	174

Total	319,860,521	13,716	1,921,399	36,013	38,094	2,007,243

	December 31, 2017
		Assets		Liabilities
	Nominal amount	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	75,845	—	—	—	—	—
Swaps	130,197,378	59,272	223,935	—	12,103	253,972
Purchase options	630,000	—	12,346	—	—	—
Written options	795,000	—	—	—	—	12,869
Currency:
Futures	318,217	—	—	—	—	—
Forwards	72,526,956	—	1,314,368	—	—	1,375,799
Swaps	48,176,306	—	1,352,924	55,651	—	1,347,905
Purchase options	2,291,154	—	64,267	—	—	—
Written options	4,038,237	—	—	—	—	58,687
Equity:
Futures	91,436	—	—	—	—	—
Swaps	15,000	—	103	—	—	10
Purchase options	5,060,706	—	146,775	—	—	—
Written options	4,504,290	—	—	—	—	99,770
Others:
Futures	—	—	—	—	—	—
Swaps	7,805	—	1,056	—	—	1,037
Purchase options	—	—	—	—	—	—
Written options	5,000	—	—	—	—	100

Total	268,733,330	59,272	3,115,774	55,651	12,103	3,150,149

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives held for hedging are presented as a separate line item in the consolidated interim statements of financial position.

(2)	Overview of the Group’s hedge accounting

1)	Fair value hedge

As of the current period end, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,439,515 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value to the face value of the hedging instrument.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, the change in the total amount and price of the hedged item, or significant credit risk fluctuation of either party of the hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M (6M) plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

2)	Cash Flow Hedge

As of the current period end, the Group has applied Cash Flow hedge on foreign currency denominated bonds amounting to 719,101 million Won. The Group’s objectives of hedging are to 1 Mitigate risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency, which arise from changes in foreign exchange rate and market interest rate; and 2 Mitigate the risks of cash flow fluctuation from principal and interest of fixed-interest rate debentures denominated in foreign currency, which arise from changes in foreign exchange rates. The Group has designated foreign currency swap contracts as hedging instruments in order to achieve such objectives.

(3)	The nominal amounts of the hedging instrument as of September 30, 2018 are as follows (Unit: USD, SGD):

	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap(USD)	500,000,000	1,350,000,000	1,300,000,000	3,150,000,000
Cash flow hedge
Foreign currencies translation risk and interest rate risk
Currency swap(USD)	50,000,000	450,000,000	—	500,000,000
Foreign currencies translation risk
Currency swap(SGD)	—	204,000,000	—	204,000,000

(4)	The average interest rate and average currency rate of the hedging instrument as of September 30, 2018 are as follows:

Average interest rate and average currency rate
Fair value hedge
Interest rate risk
Interest rate swaps(USD)	Fixed 4.09% receipt and 4.07% floating paid
Cash flow hedge
Foreign currencies translation risk and interest rate risk
Currency swap(USD)	USD 2.81% receipt, KRW 1.71% paid, USD/KRW =1,173 Won
Foreign currencies translation risk
Currency swap(SGD)	SGD 1.91% receipt, KRW 1.98% paid, SGD/KRW = 828 Won

(5)	The amounts related to items designated as hedging instruments as of September 30, 2018 are as follows (Unit: USD, SGD and Korean Won in millions):

		Carrying amounts of the hedging instrument
	Nominal amounts of the hedging instrument	Assets	Liabilities	Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
Fair value hedge Interest rate risk
Interest rate swaps	USD 3,150,000,000	13,716	38,094	Derivative assets (Held for hedging) Derivative liabilities (Held for hedging)	(77,215)
Cash flow hedge Foreign currencies translation risk and interest rate risk
Currency swap	USD 500,000,000	—	30,140	Derivative liabilities (Held for hedging)	19,291
Foreign currencies translation risk
Currency swap	SGD 204,000,000	—	5,872	Derivative liabilities (Held for hedging)	590

(6)	Details of carrying amount to hedged and amount adjusted due to hedge accounting as of September 30, 2018 are as follows (Unit: Korean won in millions):

	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge Interest rate risk Debenture	—	3,439,515	—	13,405	Debentures	83,431	—
Cash flow hedge Foreign currencies translation risk and interest rate risk Debenture	—	554,121	—	—	Debentures	(23,968)	196
Foreign currencies translation risk Debenture	—	164,980	—	—	Debentures	(1,307)	(2,929)

(*)	Amount after tax deduction

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges during the current period are as follows (Unit: Korean Won in millions):

		Hedge ineffectiveness recognized in profit or loss	Line item in the profit that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	6,216	Other net operating income

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges is as follows (Unit: Korean Won in millions):

		Changes in the value of hedging instruments recognized in cash flow hedge reserve	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item in the profit or loss that includes hedge ineffectiveness	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss because of the reclassification
Cash flow hedge	Foreign currencies translation risk and interest rate risk	19,260	31	176	Other net operating expense	20,566	Other net operating income
	Foreign currencies translation risk	590	—	(418)	Other net operating income	2,552	Other net operating income

(9)	The reserves of cash flow hedge are as follows(Unit: Korean Won in millions):

September 30, 2018
Beginning balance	777
Profit of hedge recognized in OCI	19,608
Fair value of hedging instruments	19,850
Changes in the value of foreign basis spread recognized in OCI	(242)
Tax effect	—
Amounts of reclassification	(23,118)

Ending balance	(2,733)

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2018	2017
Beginning balance	7,416	13,422
New transactions	19,644	500
Amounts recognized in losses	(3,749)	(5,271)

Ending balance	23,311	8,651

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of shares authorized and others are as follows:

	September 30, 2018	December 31, 2017
Shares of common stock authorized	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	676,000,000 Shares	676,000,000 Shares
Capital stock	3,381,392 million Won	3,381,392 million Won

(2)	There is no change to be disclosed in numbers of issued and outstanding shares of common stock for the nine months ended September, 2018 and 2017.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Capital in excess of par value	269,533	269,533
Other capital surplus	16,354	16,347

Total	285,887	285,880

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	September 30, 2018	December 31, 2017
Securities in local currency	June 20, 2008	June 20, 2038	7.7	—	255,000
	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
	July 26, 2018	—	4.4	400,000	—
Securities in foreign currencies	June 10, 2015	June 10, 2045	5.0	559,650	559,650
	September 27, 2016	—	4.5	553,450	553,450
	May 16, 2017	—	5.3	562,700	562,700
Issuance cost				(13,837)	(12,912)

Total				3,161,963	3,017,888

The hybrid securities mentioned above are either without a maturity date or its maturity can be extended indefinitely at the maturity date without change of terms. Further, if a resolution is passed not to pay dividends on common stock, interest payments on the hybrid securities may be not occur.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Accumulated other comprehensive loss:
Net loss on valuation of financial assets at FVTOCI	(54,995)	—
Gain on valuation of AFS financial assets	—	301,930
Gain on financial liabilities at fair value through profit or loss designated as upon initial recognition due to own credit risk	44	—
Share of other comprehensive gain(loss) of joint ventures and associates	1,020	(1,251)
Loss on foreign currency translation of foreign operations	(264,267)	(242,700)
Remeasurement loss related to defined benefit plan	(195,530)	(152,624)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(2,733)	777
Equity related to non-current assets held for sale	—	4,145

Sub-total	(516,461)	(89,723)

Treasury shares	(34,113)	(34,113)
Other capital adjustments	(1,607,647)	(1,815,438)

Total	(2,158,221)	(1,939,274)

(2)	Changes in the accumulated other comprehensive loss are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2018
	Beginning balance (*1)	Increase (decrease) (*2)(*3)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(88,906)	51,429	2,120	(19,638)	(54,995)
Gain (loss) on financial liabilities at fair value through profit or loss designated as upon initial recognition due to own credit risk	(96)	193	—	(53)	44
Share of other comprehensive gain (loss) of joint ventures and associates	(2,656)	5,070	—	(1,394)	1,020
Gain (loss) on foreign currency translation of foreign operations	(242,806)	(29,601)	—	8,140	(264,267)
Remeasurement gain (loss) related to defined benefit plan	(152,358)	(59,547)	—	16,375	(195,530)
Gain (loss) on valuation of derivatives designated as cash flow hedges	777	27,045	(23,118)	(7,437)	(2,733)
Transfer to non-current assets held for sale	4,145	(5,717)	—	1,572	—

Total	(481,900)	(11,128)	(20,998)	(2,435)	(516,461)

(*1)	The beginning balance was restated in accordance with K-IFRS 1109.
(*2)	Net gain(loss) on valuation of financial assets at FVTOCI included the 279 million Won transfer to retained earnings due to disposal of equity securities.
(*3)

Gain (loss) on financial liabilities at fair value through profit or loss designated as upon initial recognition due to own credit risk included the 5 million Won transfer to retained earnings due to redemption.

	For the nine months ended September 30, 2017
	Beginning balance	Increase (decrease)(*)	Reclassif- ication adjustments(*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS financial assets	386,981	60,151	(122,975)	11,344	335,501
Share of other comprehensive income (loss) of joint ventures and associates	(1,863)	6,537	—	(1,620)	3,054
Gain (loss) on foreign currency translation of foreign operations	(48,353)	(61,194)	—	12,688	(96,859)
Remeasurement gain (loss) related to defined benefit plan	(163,397)	17,504	—	(4,304)	(150,197)
Gain (loss) on valuation of cash flow hedges	—	(18,544)	16,899	398	(1,247)

Total	173,368	4,454	(106,076)	18,506	90,252

(*)

For the change in gain (loss) on valuation of AFS financial assets, “increase (decrease)” represents change due to the valuation during the period, and “reclassification adjustments” represents disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		September 30, 2018	December 31, 2017
Legal reserve	Earned surplus reserve	1,857,754	1,729,754
	Other legal reserve	46,384	45,668

	Sub-total	1,904,138	1,775,422

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,759,804	7,418,806
	Regulatory reserve for credit loss	2,578,457	2,438,191
	Revaluation reserve	715,860	751,964
	Other voluntary reserve	—	11,700

	Sub-total	11,297,521	10,864,061

Conversion of loss on disposal of equity securities at FVTOCI to retained earnings		(279)	—
Derecognition of the credit risk on financial liabilities designated at FVTPL		4	—
Retained earnings before appropriation		3,830,611	2,980,523

Total		17,031,995	15,620,006

i.	Earned surplus reserve

In accordance with the Banking Act, earned surplus reserve is appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Group was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. But this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation are an Autonomous judgment matter of the Group since 2015.

v.	Additional reserve

Additional reserve was appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with paragraphs 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank limits such shortfall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

In accordance with attached table 3 of the Regulation on Supervision of Banking Business Enforcement Rules Revaluation reserve is the amount of limited dividends set by the board of directors to be recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2018 (*)	2017
Beginning balance	15,797,097	14,611,566
Net attributable to owners	1,903,406	1,378,507
Dividends on common stock	(336,636)	(336,636)
Dividends on hybrid securities	(112,790)	(129,921)
Loss on disposal of equity securities at FVTOCI	(279)	—
Derecognition of the credit risk on financial liabilities designated at FVTPL	4	—
Capital adjustments due to appropriation of retained earnings	(218,807)	—

Ending balance	17,031,995	15,523,516

(*)	The beginning balance as of 2018 was restated in accordance with K-IFRS 1109.

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on the Supervision of Banking Business (“RSBB”), the Group shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Beginning balance	2,578,457	2,438,191
Planned provision (reversal) of regulatory reserve for credit loss	(199,958)	140,266

Ending balance	2,378,499	2,578,457

(2)

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Net income	604,536	1,920,852	283,426	1,392,441
Provision of regulatory reserve for credit loss(*)	24,918	63,128	52,744	102,705
Adjusted net income after the provision of regulatory reserve	579,618	1,857,724	230,682	1,289,736
Adjusted EPS after the provision of regulatory reserve(Unit: Korean Won)	806	2,592	285	1,723

(*)

The amount of reserve for credit loss for the nine months ended September 30, 2018 is calculated considering only the change in the reserve for credit loss after the accounting policy change due to adoption of K-IFRS 1109. Therefore, the effect of reducing the reserve for credit losses due to changes in accounting policies was excluded.

33.	DIVIDENDS

At the shareholders’ meeting on March 23, 2018, dividend payment for the year ended December 31, 2017 amounting to 336,636 million Won (500 Won per share) was approved and paid for the nine months ended September 30, 2018.

34.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL (K-IFRS 1109)	14,729	43,266	—	—
Financial assets at FVTPL (K-IFRS 1039)	—	—	14,680	41,486
Financial assets at FVTOCI	71,951	191,397	—	—
AFS financial assets	—	—	67,021	211,088
Securities at amortized cost	95,601	264,390	—	—
HTM financial assets	—	—	77,349	227,022
Financial assets at amortized cost:
Interest on due from banks	27,556	89,017	—	—
Interest on loans	2,259,803	6,511,300	—	—
Interest of other receivables	7,134	20,820	—	—

Sub-total	2,294,493	6,621,137	159,050	479,596

Loans and receivables:
Interest on due from banks	—	—	21,869	63,272
Interest on loans	—	—	1,999,561	5,809,569
Interest of other receivables	—	—	7,349	24,976

Sub-total	—	—	2,028,449	5,897,817

Total	2,476,774	7,120,190	2,187,829	6,377,413

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Interest on deposits due to customers	748,318	2,107,282	596,923	1,771,307
Interest on borrowings	89,040	218,969	59,575	175,123
Interest on debentures	186,408	533,356	162,556	468,360
Other interest expense	20,333	63,434	17,219	60,747

Total	1,044,099	2,923,041	836,273	2,475,537

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Fees and commissions received (*)	173,049	519,974	172,487	508,809
Fees and commissions received for provision of guarantee	17,129	47,392	16,538	48,238
Fees and commissions received on project financing	2,360	19,305	5,466	11,800
Fees and commissions received on credit card	281,705	838,689	270,229	797,795
Fees and commissions received on securities	22,234	72,472	19,984	60,251
Other fees and commissions received	48,609	160,260	49,893	121,597

Total	545,086	1,658,092	534,597	1,548,490

(*)

Fees and commissions received include fees income from agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Fees and commissions paid	43,016	123,882	44,128	117,295
Credit card commission	234,786	659,990	212,123	612,472
Brokerage commission	411	1,679	214	562
Others	1,124	4,137	1,263	3,592

Total	279,337	789,688	257,728	733,921

36.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL (K-IFRS 1109)	15,341	47,329	—	—
Financial assets at FVTPL (K-IFRS 1039)	—	—	23	213
Financial assets at FVTOCI	2,992	20,708	—	—
AFS financial assets	—	—	48,819	108,074

Total	18,333	68,037	48,842	108,287

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

Nine month ended September 30, 2018
Dividend income recognized from assets held
Equity securities	20,434
Dividend income recognized in assets derecognized	274

Total	20,708

37.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE (K-IFRS 1109 AND 1039)

(1)	Details of gain or loss related to net gain or loss on financial instruments at FVTPL (K-IFRS 1109 and 1039) are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain(loss) on financial instruments at fair value through profit or loss mandatorily measured at fair value	(17,905)	96,241	—	—
Gain on financial instruments held for trading	—	—	67,214	7,028
Loss on financial instrument at fair value through profit or loss designated as upon initial recognition	(6,532)	(3,655)	—	—
Loss on financial instruments designated as at fair value through profit or loss	—	—	(18,441)	(104,664)

Total	(24,437)	92,586	48,773	(97,636)

(2)

Details of net gain or loss on financial instrument at fair value through profit or loss mandatorily measured at fair value and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			2018		2017
			Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL (financial assets held for trading)	Securities	Gain on valuation	15,809	97,670	(2,220)	3,675
		Gain on disposals	13,677	36,054	6,954	16,814
		Loss on valuation	3,745	(20,050)	(1,498)	(8,009)
		Loss on disposals	(11,034)	(20,214)	(1,543)	(3,600)

		Sub-total	22,197	93,460	1,693	8,880

	Loans	Gain on valuation	1,129	4,193	—	—
		Loss on disposal	(117)	(117)	—	—

		Sub-total	1,012	4,076	—	—

	Other financial assets	Gain on valuation	46	2,015	1,742	4,813
		Gain on disposals	26	431	954	1,887
		Loss on valuation	(7)	(2,200)	(2,243)	(5,833)
		Loss on disposals	—	(83)	(317)	(551)

		Sub-total	65	163	136	316

	Total of financial assets held for trading		23,274	97,699	1,829	9,196

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	340,234	940,596	242,785	676,134
		Loss on transactions and valuation	(322,925)	(917,450)	(236,425)	(658,159)

		Sub-total	17,309	23,146	6,360	17,975

	Currency derivatives	Gain on transactions and valuation	311,003	3,846,109	821,443	4,595,008
		Loss on transactions and valuation	(379,380)	(3,885,270)	(774,537)	(4,718,146)

		Sub-total	(68,377)	(39,161)	46,906	(123,138)

	Equity derivatives	Gain on transactions and valuation	75,481	324,845	95,483	398,410
		Loss on transactions and valuation	(65,331)	(309,394)	(83,339)	(294,890)

		Sub-total	10,150	15,451	12,144	103,520

	Other derivatives	Gain on transactions and valuation	728	3,518	2,084	14,396
		Loss on transactions and valuation	(989)	(4,412)	(2,109)	(14,921)

		Sub-total	(261)	(894)	(25)	(525)

	Total of derivatives(for trading)		(41,179)	(1,458)	65,385	(2,168)

	Total		(17,905)	96,241	67,214	7,028

(3)

Details of net gain(loss) on financial instrument at fair value through profit or loss designated as upon initial recognition and Losses on financial instruments designated as at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain (loss) on equity-linked securities:
Loss on disposals of equity-linked securities	(254)	(1,788)	(27,988)	(43,865)
Gain (loss) on valuation of equity-linked securities	(6,278)	(3,464)	8,901	(60,813)

Sub-total	(6,532)	(5,252)	(19,087)	(104,678)

Loss on other securities:
Loss on valuation of other securities	—	—	(4)	(20)

Gain on other financial instruments:
Gain on valuation of other financial instruments	—	1,597	650	34

Total	(6,532)	(3,655)	(18,441)	(104,664)

38.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI AND AFS FINANCIAL ASSETS

Details of net gain on financial assets at FVTOCI and AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gains on redemption of securities	8	24	150	697
Gains on disposal of securities	878	2,149	48,753	165,015
Impairment loss on securities	—	—	(4,630)	(17,267)

Total	886	2,173	44,273	148,445

39.	IMPAIRMENT REVERSAL(LOSS) DUE TO CREDIT LOSS

Impairment reversal (loss) due to credit loss are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Impairment loss due to credit loss on financial assets measured at FVTOCI	(538)	(1,061)	—	—
Impairment loss due to credit loss on securities at amortized cost	(393)	(584)	—	—
Reversal(provision) for credit loss on loans and other financial assets at amortized cost	(89,272)	(150,265)	—	—
Impairment loss due to credit loss	—	—	(216,865)	(550,841)
Reversal of provision on guarantee	23,639	110,629	2,223	47,191
Reversal of provision on (provision for) unused commitment	(17,291)	(14,136)	(2,617)	2,628

Total	(83,855)	(55,417)	(217,259)	(501,022)

40.	GENERAL ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Salaries
Short term employee benefits	357,538	1,002,201	334,986	989,177
Salaries Employee benefits	110,696	324,323	144,596	358,196
Retirement benefit service costs	36,406	109,342	36,690	110,747
Termination	204	21,198	298,780	304,257

Sub-total	504,844	1,457,064	815,052	1,762,377

Depreciation and amortization	57,978	157,676	44,753	139,680
Other general and administrative expenses
Rent	79,558	238,684	77,971	234,679
Taxes and public dues	25,259	92,644	23,637	86,815
Service charges	55,564	160,534	50,240	146,658
Computer and IT related	14,813	58,394	18,998	49,475
Telephone and communication	17,634	51,363	16,501	48,091
Operating promotion	9,466	29,234	9,981	31,034
Advertising	15,185	35,678	12,426	42,306
Printing	2,050	5,942	1,877	6,114
Traveling	3,596	9,630	3,688	9,712
Supplies	1,561	4,784	1,624	4,741
Insurance premium	2,027	6,029	2,193	6,362
Reimbursement	5,793	11,695	5,657	14,834
Maintenance	4,516	12,543	5,860	12,742
Water, light, and heating	3,981	11,184	3,835	10,981
Vehicle maintenance	2,802	7,396	2,519	7,483
Others	12,146	35,637	11,813	32,968

Sub-total	255,951	771,371	248,820	744,995

Total	818,773	2,386,111	1,108,625	2,647,052

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gains on transaction of foreign exchange	297,436	1,144,833	623,165	2,322,152
Gains(losses) on disposal of loans and receivables(*1)	—	—	(907)	200,953
Gains(losses) related to derivatives (Held for hedging)	(4,809)	24,134	(3,961)	7,695
Gains on fair value hedged items	16,976	83,531	13,195	25,055
Others (*2)	36,160	53,682	4,294	72,962

Total	345,763	1,306,180	635,786	2,628,817

(*1)

Gain(loss) on disposal of loan and receivables occurred during the nine month ended September 30, 2018 was presented as a separate account named ‘Net gain related to financial assets at amortized cost’ in accordance with the adoption of K-IFRS 1109.

(*2)

Other income includes income amounting to 29,316 million Won and 28,800 million Won, for the nine months ended September 30, 2018 and 2017, respectively, that the Group recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Losses on transactions of foreign exchange	161,553	887,901	579,896	1,954,660
KDIC deposit insurance premium	79,545	236,310	77,125	227,381
Contribution to miscellaneous funds	76,018	222,799	70,741	215,003
Losses(gains) on disposals of loans and receivables(*1)	—	—	7,574	7,602
Losses related to derivatives (Held for hedging)	15,924	78,290	8,637	39,768
Losses on fair value hedged items	—	—	(8,990)	6,856
Others (*2)	46,219	133,790	27,544	103,098

Total	379,259	1,559,090	762,527	2,554,368

(*1)

Loss on disposal of loan and receivables occurred during the nine month ended September 30, 2018 was presented as a separate account named ‘Net gain related to financial assets at amortized cost’ in accordance with the adoption of K-IFRS 1109.

(*2)

Other expense includes such expenses amounting to 1,412 million Won and 5,237 million Won for the nine months ended September 30, 2018 and 2017, respectively, which are related to the Group’s expected payments to other creditor financial institutions in accordance with the creditor financial institutions committee agreement. In addition, in includes 38,483 million Won and 36,419 million Won, respectively, of intangible asset amortization expense.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain on valuation of investments in joint ventures and associates	2,992	18,339	76,247	79,563
Loss on valuation of investments in joint ventures and associates	(3,463)	(20,272)	(6,577)	(68,848)
Impairment loss of investments in joint ventures and associates	—	—	—	(5,323)

Total	(471)	(1,933)	69,670	5,392

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Other non-operating incomes	76,653	115,694	19,894	97,079
Other non-operating expenses	(16,208)	(59,970)	(35,614)	(102,801)

Total	60,445	55,724	(15,720)	(5,722)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Rental fee income	1,810	5,013	2,025	5,725
Gains on disposal of investments in joint ventures and associates	49,767	49,767	308	33,194
Gains on disposal of premises and equipment, intangible assets and other assets	12,959	29,996	3,220	4,895
Reversal of impairment loss of premises and equipment, intangible assets and other assets	420	761	572	604
Others	11,697	30,157	13,769	52,661

Total	76,653	115,694	19,894	97,079

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Depreciation on investment properties	1,012	3,022	995	2,986
Interest expense of refundable deposits	160	452	111	334
Loss on disposal of investment in joint ventures and associates	—	2,931	10,971	38,701
Loss on disposal of premises and equipment, intangible assets and other assets	746	967	7,966	8,574
Impairment loss of premises and equipment, intangible assets and other assets	34	36	109	269
Donation	9,935	31,977	9,356	24,336
Others	4,321	20,585	6,106	27,601

Total	16,208	59,970	35,614	102,801

42.	INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2018	2017
Current tax expense
Current tax expense with respect to the current period	390,571	419,793
Adjustments recognized in the current period in relation to the current tax of prior periods	5,439	(5,122)

Sub-total	396,010	414,671

Deferred tax expense(income)
Changes in deferred tax assets(liabilities) relating to temporary differences	237,574	(25,745)
Deferred tax expense charged directly to equity	(2,434)	20,219
Others (tax effect charged directly to other equity due to the adoption of K-IFRS 1109)	75,318	—

Sub-total	310,458	(5,526)

Income tax expense	706,468	409,145

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2018	2017
Net income before income tax expense	2,627,320	1,801,586
Tax calculated at statutory tax rate (*)	714,742	435,522
Adjustments
Effect of income that is exempt from taxation	(29,014)	(45,268)
Effect of expense not deductible in determining taxable income	12,110	20,409
Adjustments recognized in the current period in relation to the current tax of prior periods	5,439	(5,122)
Others	3,191	3,604

Sub-total	(8,274)	(26,377)

Income tax expense	706,468	409,145

Effective tax rate	26.9%	22.7%

(*)

The applicable income tax rate: 1) 11% for taxable income below 200 million Won, 2) 22% for above 200 million Won and below 20 billion Won, 3) 24.2% for above 20 billion Won and below 300 billion Won, 4) 27.5% for above 300 billion Won.

(3)	Details of accumulated deferred tax charged directly to other equity are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Net gain on valuation of financial assets at FVTOCI	21,692	—
Loss on valuation of AFS securities	—	(114,169)
Share of other comprehensive loss of and associates	(558)	(954)
Gain on foreign currency translation of foreign operations	9,429	15,855
Remeasurements of the net defined benefit liability	72,450	56,317
Gain (loss) on derivatives designated as cash flow hedge	1,149	(248)

Total	104,162	(43,199)

43.	EARNINGS PER SHARE (“EPS”)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Net income attributable to Owners	597,528	1,903,406	280,146	1,378,507
Dividends to hybrid securities	(37,187)	(112,790)	(39,098)	(129,921)
Net income attributable to common shareholders	560,341	1,790,616	241,048	1,248,586
Weighted-average number of common shares outstanding	673 shares in million	673 shares in million	673 shares in million	673 shares in million
Basic EPS(Unit: Korean Won)	833	2,661	358	1,855

Diluted EPS is equal to basic EPS because there is no dilution effect for the nine months ended September 30, 2018 and 2017.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Confirmed guarantees
Guarantee for loans	140,876	157,299
Acceptances	290,959	320,519
Guarantees in acceptances of imported goods	133,132	108,238
Other confirmed guarantees	6,120,664	6,288,965

Sub-total	6,685,631	6,875,021

Unconfirmed guarantees
Local letter of credit	341,948	383,117
Letter of credit	3,427,080	3,637,787
Other unconfirmed guarantees	814,655	505,689

Sub-total	4,583,683	4,526,593

Commercial paper purchase commitments and others	1,206,156	1,458,101

Total	12,475,470	12,859,715

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Loan commitments	97,085,991	80,760,325
Other commitments	5,283,594	4,546,090

(3)	Litigation case

Legal cases where the Group is involved are as follows (Unit: Korean Won in millions):

	September 30, 2018		December 31, 2017
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases (*)	79 cases	167 cases	83 cases	155 cases
Amount of litigation	454,100	260,202	413,267	244,767
Provisions for litigations		19,338		9,277

(*)	The number of lawsuits as of September 30, 2018 and December 31, 2017 does not include fraud lawsuits, etc. and those lawsuits that are filed only to extend the statute of limitation.

(4)	Other

The Group provides settlement services for payments in Korean Won to facilitate trade transactions between Korea and Iran. In connection with these services, the Group is currently being investigated by US government agencies including US prosecutors (United States Attorney’s Office and New York State Attorney General’s Office) as to whether the Group has violated United States laws by participating in prohibited transactions involving countries sanctioned by the US. The Group has decided not to disclose the required disclosures stated in K-IFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’ as such information may adversely affect the current investigation against the Group.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of September 30, 2018 and December 31, 2017, and assets and liabilities recognized, guarantees and commitments, and major transactions with related parties for the nine months ended September 30, 2018 and 2017 are as follows:

(1)	Related parties

Related parties
Associates	Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Chin Hung International Inc., 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Well to Sea No. 3 Private Equity Fund, and Others (Dongwoo C & C Co., Ltd. and other 26 associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	September 30, 2018	December 31, 2017
Associates	Kumho Tire Co., Inc.(*1)	Loans	—	170,917
		Loss allowance	—	(156,712)
		Deposits due to customers	—	666
		Other liabilities	—	50
	Woori Service Networks Co., Ltd.	Loans	31	45
		Deposits due to customers	1,792	1,311
		Other liabilities	328	357
	Korea Credit Bureau Co., Ltd.	Loans	2	6
		Deposits due to customers	7,219	5,586
		Other liabilities	14	54
	Korea Finance Security Co., Ltd.	Loans	54	56
		Loss allowance	(4)	—
		Deposits due to customers	3,291	2,854
		Other liabilities	17	7

Related party		A title of account	September 30, 2018	December 31, 2017
Associates	Chin Hung International Inc.	Loans	336	408
		Loss allowance	(252)	(22)
		Deposits due to customers	12,141	46,220
		Other liabilities	2,900	1,658
	Poonglim Industrial Co., Ltd.(*2)	Deposits due to customers	—	4
	STX Engine Co., Ltd.(*3)	Loans	—	106,176
		Loss allowance	—	(88,734)
		Deposits due to customers	—	18,092
		Other liabilities	—	29
	STX Corporation(*3)	Loans	—	47,711
		Loss allowance	—	(31,210)
		Deposits due to customers	—	77,555
		Other liabilities	—	80
	K BANK Co., Ltd.	Loans	181	212
		Deposits due to customers	3	—
	Well to Sea No.3 Private Equity Fund	Loans	70,632	73,810
		Loss allowance	(73)	(39)
		Deposits due to customers	1,788	61
		Other liabilities	72	27
	Others (*4)	Loans	260	499
		Loss allowance	(234)	(471)
		Other assets	—	1
		Deposits due to customers	5,868	2,906
		Other liabilities	159	73

(*1)

The Group lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the nine months ended September 30, 2018, and thus the entity was excluded from the list of associates.

(*2)

The Group does not have significant influence over the entity due to the fact that the entity went through workout process during the nine months ended September 30, 2018, and thus the entity was excluded from the list of associates.

(*3)	The shares of the entity were sold after it was transferred to assets held for sale during the nine months ended September 30, 2018 and thus was excluded from the list of associates.
(*4)	Others include Saman Corporation, Kyesan Engineering Co., Ltd., DAEA SNC Co., Ltd., etc., as of September 30, 2018 and December 31, 2017.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the nine months ended September 30
Related party		A title of account	2018	2017
Corporation that has significant influence over the Group	KDIC(*1)	Interest expenses	—	15,331
Associates	Kumho Tire Co., Inc. (* 2)	Interest income	1,098	2,155
		Fees income	—	6
		Interest expenses	—	1
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(156,712)	42,218
	Woori Blackstone Korea Opportunity Private Equity Fund No.1 (*3)	Fees income	—	36
	Woori Service

			For the nine months ended September 30
Related party		A title of account	2018	2017
Associates	Networks Co., Ltd.	Other income	22	22
		Interest expenses	10	19
		Fees expenses	437	335
		Other expenses	379	307
	Korea Credit Bureau Co., Ltd.	Interest expenses	29	60
		Fees expenses	1,718	1,023
	Korea Finance Security Co., Ltd.	Interest expenses	8	8
		Impairment losses due to credit loss	4	—
		Other expenses	109	—
	Chin Hung International Inc.	Interest income	—	364
		Fees income	—	1
		Interest expenses	35	18
		Impairment losses due to credit loss (reversal of allowance for credit loss)	230	(4,275)
	STX Engine Co., Ltd. (*4)	Interest income	333	1,011
		Fees income	—	28
		Interest expenses	86	109
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(88,734)	7,651
	Samho International Co., Ltd.(*5)	Interest income	—	486
		Fees income	—	5
		Interest expenses	—	334
		Reversal of allowance for credit loss	—	(717)
	STX Corporation(*4)	Interest income	—	219
		Fees income	—	60
		Interest expenses	2	2
		Reversal of allowance for credit loss	(31,210)	(61,106)
	K BANK Co., Ltd.	Fees income	823	594
		Other income	11	1,051
	Well to Sea No.3 Private Equity Fund (*6)	Interest incomes	1,736	—
		Interest expenses	8	—
		Impairment losses due to credit loss	34	85
	Others (*7)	Other income	10	—
		Interest expenses	29	10
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(237)	67

(*1)	As its ownership interest in the Group is lower than 20% as of December 31, 2017, it has been excluded from the ‘corporation that have significant influence over the Group’ category.
(*2)

The Group lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the nine months ended September 30, 2018, and thus the entity was excluded from the list of associates.

(*3)	The entity is excluded from the list of associates due to its liquidation for the year ended December 31, 2017.
(*4)	The shares of the entity were sold after it was transferred to assets held for sale during the nine months ended September 30, 2018 and thus was excluded from the list of associates.
(*5)	The shares of the entity were sold after it was transferred to assets held for sale during the year ended December 31, 2017 and thus was excluded from the list of associates.
(*6)	Due to capital contribution for the year ended December 31, 2017, the entity has been included in the list of associates.
(*7)	Others include the amount transacted with Saman Corporation, Kyesan Engineering Co., Ltd., DAEA SNC Co., Ltd., etc., for the nine months ended September 30, 2018 and 2017.

(4)	Major loan transactions with related parties for the nine months ended September 30, 2018 and September 30, 2017 are as follows (Unit: Korean Won in millions):

		For the nine months ended September 30, 2018
Related parties		Beginning balance	Loan	Collection	Others	Ending balance(*1)
Associates	Kumho Tire Co., Inc.(*2)	57,470	—	7,057	(50,413)	—
	Well to Sea No. 3 Private Equity Fund (*3)	73,810	11,822	15,000	—	70,632
	STX Engine Co., Ltd. (*4)	39,886	—	2,177	(37,709)	—

		For the nine months ended September 30, 2017
Related parties		Beginning balance	Loan	Collection	Others	Ending balance(*1)
Associates	Kumho Tire Co., Inc.(*2)	50,413	—	—	—	50,413
	Well to Sea No. 3 Private Equity Fund (*3)	—	80,000	—	—	80,000
	STX Engine Co., Ltd. (*4)	44,797	—	7,088	—	37,709

(*1)	Settlement payment from normal operation among the related parties were excluded, and in the case of a limited loan, it was presented as a net increase (decrease).
(*2)

The Group lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the nine months ended September 30, 2018, and thus the entity was excluded from the list of associates.

(*3)	The entity is excluded from the list of associates due to its liquidation for the year ended December 31, 2017.
(*4)	The shares of the entity were sold after it was transferred to assets held for sale during the year ended September 30, 2018 and thus was excluded from the list of associates.

(5)	There are no major borrowing transactions with related parties for the nine months ended September 30, 2018 and 2017.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017	Warranty
Kumho Tire Co., Inc.(*1)	—	4,181	Import credit in foreign currencies and others
	—	636	Loan commitment
Korea Finance Security Co., Ltd.	206	204	Loan commitment
Korea Credit Bureau Co., Ltd.	33	29	Loan commitment
Woori Service Networks Co., Ltd.	169	155	Loan commitment
Chin Hung International Inc.	32,202	31,891	Loan commitment
STX Engine Co., Ltd.(*2)	—	68,858	Import credit in foreign currencies and others
STX corporation (*2)	—	17,557	Import credit in foreign currencies and others
	—	53	Loan commitment
K BANK Co., Ltd.	21	—	Loan commitment
Well to Sea No.3 Private Equity Fund	239,368	236,190	Loan commitment

(*1)

The Group lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the nine months ended September 30, 2018, and thus the entity was excluded from the list of associates.

(*2)	The shares of the entity were sold after it was transferred to assets held for sale during the nine months ended September 30, 2018 and thus was excluded from the list of associates.

For the guarantee provided to the related parties, the amount the Group recognized as provisions for guarantees is nil and 71,459 million Won, as of September 30, 2018 and December 31, 2017, respectively.

(7)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2018	2017
Short term benefits	9,054	9,340
Severance payments	371	372

Total	9,425	9,712

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 2,128 million Won and 7,230 million Won, respectively, as of September 30, 2018, and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	September 30, 2018	December 31, 2017	2018		2017
			Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Trust accounts	51,583,512	43,895,511	265,867	807,235	268,593	684,909

(2)	Receivables and payables between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Receivables:
Trust fees receivables	36,227	25,286
Payables:
Deposits due to customers	592,804	585,832
Borrowings from trust accounts	2,993,472	2,711,529

Total	3,586,276	3,297,361

(3)	Significant transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Revenue:
Trust fees	43,388	143,480	40,130	105,337
Termination fees	687	5,721	—	—

Total	44,075	149,201	40,130	105,337

Expense:
Interest expenses on deposits due to customers	2,006	6,025	3,103	15,503
Interest expenses on borrowings from trust accounts	9,375	29,476	7,652	23,338

Total	11,381	35,501	10,755	38,841

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows;

1)	The carrying of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Principal guaranteed trusts
Old-age pension trusts	3,583	4,058
Personal pension trusts	519,814	530,556
Pension trusts	808,751	791,920
Retirement trusts	45,275	50,035
New personal pension trusts	8,176	8,563
New old-age pension trusts	2,265	2,467

Sub-total	1,387,864	1,387,599

Principal and fixed rate of return guaranteed trusts
Development trusts	19	19
Unspecified money trusts	815	801

Sub-total	834	820

Total	1,388,698	1,388,419

2)	The amounts that the Bank has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	September 30, 2018	December 31, 2017
Liabilities for the account (subsidy for trust account adjustment)	24	32

47.	BUSINESS COMBINATION

The business combination occurred during the current period is as follows:

(1)	Acquisition of WB Finance Co., Ltd.

For expand Cambodia’s retail business, the Group had acquired 100% ownership of Vision Fund Cambodia on June, 2018 and the Group changed its name to WB Finance Co., Ltd.

(2)	Details of the accounting for the business combination are as follows (Unit: Korean Won in millions):

Amount
Consideration transferred:
Cash and cash equivalents	87,562
Identifiable assets and liabilities recognized:
Cash and cash equivalents	16,657
Financial assets at FVTOCI	17
Loans and other financial assets at amortized cost	205,451
Premises and equipment	1,630
Intangible assets	763
Current tax assets	173
Deferred tax assets	1,381
Other assets	1,510

Asset total	227,582

Amount
Deposits due to customers	54,615
Borrowings	120,644
Other financial liabilities	6,149
Current tax liabilities	640
Other liabilities	4,724

Liabilities total	186,772

Identifiable net fair value	40,810
Goodwill(*)	46,752

(*)

Identifying the intangible assets and measuring the fair value of identifiable assets acquired are incomplete as the acquisition date was June 21, 2018. The amount of Goodwill could change due to the result of the measurement of the identifiable assets and liabilities.

48.	ESTABLISHMENT OF A FINANCIAL HODING COMPANY AND PLAN OF STOCK TRANSFER

The Group’s board of directors held a meeting on June 19, 2018, approving the shares transfer plan which was formulated to facilitate the establishment of a financial holding company by means of comprehensive share transfer. In relation to the establishment of the financial holding company, the Group has acquired approval from the Financial Services Committee last November 7, 2018.

The six companies that are subject to the share transfer plan include the Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd. The Group is planning to establish the financial holding company during January of 2019 after approval from the annual shareholders’ meeting, etc., and the six companies mentioned above will become fully owned subsidiaries of the said financial holding company.

After the financial holding company is established, the shares of the Bank will be delisted from the Korea Stock Exchange and New York Stock Exchange during the first half of the 2019, and the shares of the newly established financial holding company will be listed on both Korea Stock Exchange and New York Stock Exchange.